UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 18 February 2004 – 14 May 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Third Quarter Results to 31 March 2004

1.1	Condensed Financial Statements

1.2	Management Commentary

1.3	Media Release - Telecom Delivers on Third Quarter Earnings

1.4	Appendix 1 plus Annexure One

1.5	Appendix 7

Miscellaneous

2.1	Media Release – Turbo-Charging the Broadband Drive for Kiwis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ LINDA MARIE COX

Linda Marie Cox Company Secretary

Dated:	14 May 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the nine months ended 31 March 2004 (Unaudited)

		Nine months ended 31 March		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2004 NZ$	2003 NZ$	2003 NZ$
Operating revenues
Local service		842	831	1,110
Calling	2	1,097	1,189	1,542
Interconnection		146	113	154
Cellular and other mobile services		609	596	796
Data, internet and solutions	2	736	673	923
Other operating revenues	2	574	495	666
Abnormal revenues	3	28	—	—

		4,032	3,897	5,191

Operating expenses
Labour		436	415	548
Cost of sales		1,119	1,100	1,442
Other operating expenses		708	684	885
Abnormal expenses	3	(12)	—	—

		2,251	2,199	2,875

Earnings before interest, taxation, depreciation and amortisation		1,781	1,698	2,316
Depreciation and amortisation	4	617	610	820

Earnings before interest and taxation		1,164	1,088	1,496
Interest income		15	7	14
Interest expense		(276)	(306)	(407)

Earnings before income tax		903	789	1,103
Income tax expense		(304)	(289)	(391)

Earnings after income tax		599	500	712
Minority interests in profit of subsidiaries		(2)	(2)	(3)

Net earnings attributable to shareholders		597	498	709

Net earnings per share		$0.311	$0.265	$0.376

Weighted average number of ordinary shares outstanding (in millions)		1,918	1,882	1,887

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the nine months ended 31 March 2004 (Unaudited)

		Nine months ended 31 March		Year ended 30 June 2003 NZ$
(Dollars in millions)	note	2004 NZ$	2003 NZ$
Equity at the beginning of the period		1,767	1,328	1,328
Total recognised revenues and expenses
Net earnings attributable to shareholders		597	498	709
Minority interests in profits of subsidiaries		2	2	3
Movement in foreign currency translation reserve		(52)	(81)	(40)

		547	419	672
Contributions from owners
Capital contributed		136	107	146
Movement in deferred compensation		1	—	1

		137	107	147
Distribution to owners
Dividends:
Parent	5	(328)	(322)	(428)
Minority interest		(2)	—	(2)
Tax credit on supplementary dividends		39	40	52
Buy-out of minority interest		—	—	(2)

		(291)	(282)	(380)

Equity at the end of the period		2,160	1,572	1,767

Represented by:
Contributed capital		1,844	1,669	1,708
Foreign currency translation reserve		(295)	(284)	(243)
Minority interests		2	5	2
Retained earnings		607	182	299
Deferred compensation		2	—	1

Equity at the end of the period		2,160	1,572	1,767

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 31 March 2004 (Unaudited)

	31 March		30 June 2003 NZ$
(Dollars in millions)	2004 NZ$	2003 NZ$
ASSETS
Current assets:
Cash	104	99	120
Short-term investments	271	55	64
Receivables and prepayments	966	1,006	929
Inventories	60	51	42

Total current assets	1,401	1,211	1,155
Long-term investments	787	958	947
Intangibles	975	988	1,018
Fixed assets	4,464	4,570	4,635

Total non-current assets	6,226	6,516	6,600

Total assets	7,627	7,727	7,755

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	979	999	983
Debt due within one year	135	1,016	546

Total current liabilities	1,114	2,015	1,529
Deferred taxation	143	102	127
Long-term debt	4,210	4,038	4,332

Total non-current liabilities	4,353	4,140	4,459

Total liabilities	5,467	6,155	5,988

Equity:
Shareholders’ funds	2,158	1,567	1,765
Minority interests	2	5	2

Total equity	2,160	1,572	1,767

Total liabilities and equity	7,627	7,727	7,755

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the nine months ended 31 March 2004 (Unaudited)

		Nine months ended 31 March		Year ended 30 June 2003 NZ$
(Dollars in millions)	note	2004 NZ$	2003 NZ$
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		3,958	3,949	5,251
Interest income		12	6	11
Dividend income		5	3	3
Payments to suppliers and employees		(2,246)	(2,316)	(2,973)
Payments from provisions		—	(5)	(5)
Income tax paid		(248)	(235)	(307)
Interest paid on debt		(263)	(281)	(414)

Net cash flows from operating activities	6	1,218	1,121	1,566

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		4	19	31
(Purchase)/sale of short-term investments, net		(204)	168	162
Purchase of long-term investments		(5)	(174)	(175)
Sale of long-term investments		157	51	54
Purchase of fixed assets		(449)	(442)	(607)
Capitalised interest paid		(5)	(3)	(5)

Net cash flows applied to investing activities		(502)	(381)	(540)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		—	1	348
Repayment of long-term debt		(483)	(361)	(593)
Repayment of short-term debt, net		(54)	(145)	(457)
Capital contributed		11	—	—
Dividends paid		(206)	(218)	(286)

Net cash flows applied to financing activities		(732)	(723)	(988)

Net cash flow		(16)	17	38
Opening cash position		120	82	82

Closing cash position		104	99	120

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with Financial Reporting Standard (“FRS”) No.24: “Interim Financial Statements”, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2003.

The financial statements for the nine months ended 31 March 2004 are unaudited. The financial information for the year ended 30 June 2003 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

There have been no changes in accounting policies in the nine months ended 31 March 2004. The accounting policies used in the preparation of the financial statements for the nine months ended 31 March 2004 are consistent with those used in the preparation of the published financial statements for the nine months ended 31 March 2003 and the year ended 30 June 2003.

Reclassifications

Certain reclassifications of prior periods’ information have been made to conform to current period classifications.

NOTE 2 REVENUE

	Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2004 NZ$	2003 NZ$	2003 NZ$
Calling
National	794	835	1,090
International	273	315	401
Other	30	39	51

	1,097	1,189	1,542

Data, internet and solutions
Data	530	493	670
Internet	171	162	219
Solutions	35	18	34

	736	673	923

Other operating revenues
Resale	231	211	278
Directories	182	170	207
Equipment	54	54	69
Miscellaneous other	102	57	109
Dividends from investments	5	3	3

	574	495	666

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS

Abnormal Revenues

In October 2003, Telecom sold all its shares in Sky Network Television Limited (Sky) to Independent Newspapers Limited (INL). Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

Abnormal Expenses

In the year ended 30 June 2002, Telecom fully wrote down advances of A$115 million to its associate entity AOL|7 as these were not expected to be recoverable. This write-down was included as part of an abnormal charge to write down goodwill and other AAPT assets.

In the period ended 31 March 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

NOTE 4 DEPRECIATION AND AMORTISATION

	Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2004 NZ$	2003 NZ$	2003 NZ$
Depreciation	566	561	754
Amortisation	51	49	66

	617	610	820

NOTE 5 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the nine months ended 31 March 2004, 23,093,635 shares with a total value of $118 million were issued in lieu of a cash dividend (nine months ended 31 March 2003: 23,249,210 shares with a total value of $107 million; year ended 30 June 2003: 31,673,764 shares with a total value of $145 million).

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2004 NZ$	2003 NZ$	2003 NZ$
Net earnings attributable to shareholders	597	498	709
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	617	610	820
Bad and doubtful accounts	28	34	56
Deferred income tax	17	30	56
Minority interests in profit of subsidiaries	2	2	3
Other	(27)	41	—
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
(Increase)/decrease in accounts receivable and related items	(60)	34	133
Increase in inventories	(18)	(15)	(6)
Increase in current taxation	39	23	29
Decrease in provisions	—	(5)	(5)
Increase/(decrease) in accounts payable and related items	23	(131)	(229)

Net cash flows from operating activities	1,218	1,121	1,566

NOTE 7 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 March 2004, minimum rental commitments for all non-cancellable operating leases were $192 million (31 March 2003: $210 million; 30 June 2003: $208 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 March 2004, there were no outstanding lease commitments (31 March 2003: Nil; 30 June 2003: Nil).

Capital Commitments

At 31 March 2004, capital expenditure amounting to $85 million (31 March 2003: $42 million; 30 June 2003: $57 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has further commitments to acquire Southern Cross capacity of US$12 million, due in the year ended 30 June 2005 (total commitments at 31 March 2003: US$39 million; 30 June 2003: US$39 million).

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 CONTINGENCIES

Contingent Assets

Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 (“the Act”) Telecom’s costs of meeting the Telecommunications Service Obligation (“TSO”) are to be shared between industry participants.

Telecom has been entitled to receive from other industry participants a contribution towards the TSO costs since 20 December 2001.

At 31 March 2003, the amount that Telecom would receive as a contribution to its TSO costs was uncertain, as it was yet to be determined by the Commerce Commission through the process specified in the Act. Accordingly, no receivable was recognised in the Statement of Financial Position at 31 March 2003.

The Commerce Commission has since provided a final determination for the 2001/2002 period, for which payment has been received. At 31 March 2004, Telecom has recognised a receivable of $28 million based on the determination. This receivable covers the period from 1 July 2002 to 31 March 2004. At 30 June 2003, a receivable of $22 million had been accrued.

Contingent Liabilities

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$1 million as at 31 March 2004 (31 March 2003: A$3 million; 30 June 2003: A$1 million).

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 CONTINGENCIES (continued)

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom has provided contingent credit support for up to US$67 million in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further market sales are made by Southern Cross and applied towards the repayment of its senior debt.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 9 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 6 May 2004, the Board of Directors approved the payment of a third quarter dividend of $145 million, representing 7.5 cents per share. In addition, a supplementary dividend totalling $19 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 10 QUARTERLY FINANCIAL INFORMATION

	Operating revenues (including abnormal revenues)	Abnormal revenues	EBITDA*	Earnings before interest and tax	Net earnings attributable to shareholders	Net earnings per share
(Dollars in millions, except per share amounts)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
Quarter ended:
30 September 2003	1,321	—	554	345	162	0.085
31 December 2003	1,352	28	590	388	203	0.106
31 March 2004	1,359	—	637	431	232	0.120

	4,032	28	1,781	1,164	597	0.311

Quarter ended:
30 September 2002	1,306	—	541	340	146	0.078
31 December 2002	1,299	—	547	341	155	0.083
31 March 2003	1,292	—	610	407	197	0.104
30 June 2003	1,294	—	618	408	211	0.111

Year ended 30 June 2003	5,191	—	2,316	1,496	709	0.376

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

9

MANAGEMENT COMMENTARY

7 May 2004

Nine months and third quarter results to 31 March 2004

Note: Other than the analysis of Australian Consumer and Australian Business results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated. The financial statements for the nine months and quarter ended 31 March 2004 are unaudited.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $597 million for the nine months ended 31 March 2004 compared to $498 million for the nine months ended 31 March 2003. Reported net earnings for the quarter ended 31 March 2004 (“Q3 2003-04”) were $232 million compared to $197 million for the quarter ended 31 March 2003 (“Q3 2002-03”).

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues	4,004	3,897	2.7	1,359	1,292	5.2
Operating expenses	(2,263)	(2,199)	2.9	(734)	(682)	7.6
Abnormal items	40	—	NM	12	—	NM

EBITDA*	1,781	1,698	4.9	637	610	4.4
Depreciation and amortisation	(617)	(610)	1.1	(206)	(203)	1.5

Earnings before interest and tax	1,164	1,088	7.0	431	407	5.9
Net interest expense	(261)	(299)	(12.7)	(83)	(96)	(13.5)

Earnings before tax	903	789	14.4	348	311	11.9
Tax expense	(304)	(289)	5.2	(115)	(114)	0.9
Minority interest	(2)	(2)	—	(1)	—	NM

Net earnings	597	498	19.9	232	197	17.8

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for the nine months ended 31 March 2004 represented earnings per share (“EPS”) of 31.1 cents, compared to 26.5 cents per share for the nine months ended 31 March 2003, an increase of 17.4%.

Reported net earnings for the nine months ended 31 March 2004 include a gain on the sale of Telecom’s investment in Sky Network Television Limited of $28 million, recorded in Q2 2003-04, and a recovery relating to proceeds from the sale of the AOL|7 business of $12 million in Q3 2003-04.

In the year ended 30 June 2002, Telecom fully wrote down advances of A$115 million to its associate entity AOL|7 as these were not expected to be recoverable. This write-down was included as part of an abnormal charge to write down goodwill and other AAPT assets. In the nine months ended 31 March 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

Excluding these abnormal items, adjusted net earnings increased by $59 million (11.8%) for the nine months ended 31 March 2004 and $23 million (11.7%) for Q3 2003-04. Details of this adjustment are summarised below.

Telecom Group	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Reported net earnings	597	498	19.9	232	197	17.8
Less abnormal items:
Gain on sale of Sky	(28)	—	NM	—	—	NM
AOL|7 recovery	(12)	—	NM	(12)	—	NM

Adjusted net earnings	557	498	11.8	220	197	11.7

NM = Not a Meaningful Comparison

Telecom’s adjusted earnings are summarised below:

Telecom Group Adjusted Earnings	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues	4,004	3,897	2.7	1,359	1,292	5.2
Operating expenses	(2,263)	(2,199)	2.9	(734)	(682)	7.6

EBITDA*	1,741	1,698	2.5	625	610	2.5
Depreciation and amortisation	(617)	(610)	1.1	(206)	(203)	1.5

Earnings before interest and tax	1,124	1,088	3.3	419	407	2.9
Net interest expense	(261)	(299)	(12.7)	(83)	(96)	(13.5)

Earnings before tax	863	789	9.4	336	311	8.0
Tax expense	(304)	(289)	5.2	(115)	(114)	0.9
Minority interest	(2)	(2)	—	(1)	—	NM

Adjusted net earnings	557	498	11.8	220	197	11.7

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Earnings growth reflected revenue growth and lower net interest expense, while operating expenses increased slightly.

The Group recorded growth in adjusted operating revenues of $107 million (2.7%) for the nine months ended 31 March 2004 and $67 million (5.2%) for Q3 2003-04, with revenue growth in both the New Zealand and Australian operations.

The decrease in net interest expense is the result of lower debt levels, as operating cash flows have been utilised to repay debt.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating Revenues
Local Service	842	831	1.3	279	278	0.4
Calling	1,097	1,189	(7.7)	364	377	(3.4)
Interconnection	146	113	29.2	49	38	28.9
Cellular and other mobile	609	596	2.2	199	195	2.1
Data, internet and solutions	736	673	9.4	248	224	10.7
Other operating revenue	574	495	16.0	220	180	22.2
Abnormal revenue	28	—	NM	—	—	—

	4,032	3,897	3.5	1,359	1,292	5.2
Operating expenses
Labour	436	415	5.1	144	130	10.8
Cost of sales	1,119	1,100	1.7	367	346	6.1
Other operating expenses	708	684	3.5	223	206	8.3
Abnormal expenses	(12)	—	NM	(12)	—	NM

	2,251	2,199	2.4	722	682	5.9
EBITDA*	1,781	1,698	4.9	637	610	4.4
Depreciation and amortisation	617	610	1.1	206	203	1.5

Earnings before interest and tax	1,164	1,088	7.0	431	407	5.9
Net interest expense	261	299	(12.7)	83	96	(13.5)
Income tax expense	304	289	5.2	115	114	0.9
Minority interest	2	2	—	1	—	NM

Net earnings	597	498	19.9	232	197	17.8

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total operating revenue of $4,032 million for the nine months ended 31 March 2004 is $135 million (3.5%) higher than in the prior period due to growth across most revenue categories and the gain on sale of Sky of $28 million, partly offset by a decline in calling revenue. Operating expenses increased by 2.4% for the nine months ended 31 March 2004. The net result was growth in EBITDA of $83 million (4.9%) for the nine months ended 31 March 2004. The abnormal recovery from the proceeds from the sale of the AOL|7 business in Australia in Q3 2003-04 reduced operating expenses by $12 million and contributed $12 million to the increase in EBITDA.

Net interest expense decreased by $38 million (12.7%) for the nine months ended 31 March 2004 and $13 million (13.5%) for Q3 2003-04 due to lower debt levels, as operating cash flows have been utilised to reduce debt. Net debt decreased by $930 million between 31 March 2003 and 31 March 2004 with $724 million occurring between 30 June 2003 and 31 March 2004, of which $146 million relates to Q3 2003-04.

The combined effect of the increase in EBITDA, including the gain on sale of Sky, the AOL|7 recovery and reduction in net interest, was an increase in reported net earnings of $99 million (19.9%) for the nine months ended 31 March 2004 and $35 million (17.8%) for Q3 2003-04.

OVERVIEW OF SEGMENTAL RESULTS

In the current financial year, Telecom has changed the way in which it reports its financial results to reflect changes in the way the New Zealand operations are managed. Whereas previously there was a focus on business segments, NZ Operations are now run as an integrated business.

As a result of the focus on integration, the extent of internal transactions has been considerably reduced. Accordingly, revenues and expenses are now reported on an external basis, with internal revenues and expenses aggregated on to separate lines. Australian operations maintain a business and consumer customer segmentation and reporting remains on this basis with shared costs of integrated back office functions allocated between the two segments. Results are therefore reported for three operating segments, NZ Operations, Australian Consumer and Australian Business (the latter two segments together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom’s earnings from operations excluding abnormal items for the nine months ended 31 March 2004 were $1,124 million, compared to $1,088 million for the previous comparable period. The table that follows details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
NZ Operations
Operating revenues	2,943	2,848	3.3	1,012	973	4.0
Operating expenses*	(1,708)	(1,667)	2.5	(562)	(548)	2.6

Earnings from operations	1,235	1,181	4.6	450	425	5.9
Australian Operations
Operating revenues	1,114	1,102	1.1	362	333	8.7
Operating expenses*	(1,116)	(1,094)	2.0	(361)	(325)	11.1

Earnings from operations	(2)	8	(125.0)	1	8	(87.5)
Corporate and Other
Operating revenues	9	5	80.0	5	2	150.0
Operating expenses*	(118)	(106)	11.3	(37)	(28)	32.1

Earnings from operations	(109)	(101)	7.9	(32)	(26)	23.1
Eliminations #
Operating revenues	(62)	(58)	6.9	(20)	(16)	25.0
Operating expenses	62	58	6.9	20	16	25.0

Earnings from operations	—	—	—	—	—	—
Telecom Group
Operating revenues	4,004	3,897	2.7	1,359	1,292	5.2
Operating expenses*	(2,880)	(2,809)	2.5	(940)	(885)	6.2

Earnings from operations	1,124	1,088	3.3	419	407	2.9

*	Include depreciation and amortisation

#	Eliminations remove the impact of internal transactions

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	1,218	1,121	8.7	390	345	13.0
Investing activities	(502)	(381)	31.8	(109)	(155)	(29.7)
Financing activities	(732)	(723)	1.2	(373)	(205)	82.0

Net cash flow	(16)	17	(194.1)	(92)	(15)	513.3

Net cash flows from operating activities were $1,218 million for the nine months ended 31 March 2004, an increase of $97 million from the prior period. This resulted primarily from decreased cash payments to suppliers and employees and lower interest payments compared to the prior period.

The net cash outflow for investing activities increased by $121 million (31.8%) for the nine months ended 31 March 2004 compared to the corresponding prior period. The increased outflows mainly reflects the utilisation of surplus cash for the purchase of short-term investments in the nine months ended 31 March 2004 compared to the sale of short-term investments in the prior period, partly offset by the sale of the Sky investment in Q2 2003-04.

The net cash outflow for financing activities was $732 million for the nine months ended 31 March 2004, an increase of 1.2% compared to the prior period. The increase in financing cash outflows was primarily due to increased repayment of debt partly offset by a lower cash dividend being paid as an increased proportion of shareholders elected dividends in the form of shares under the dividend reinvestment plan.

Net debt has decreased by $930 million from $4,900 million at 31 March 2003 to $3,970 million at 31 March 2004. Further discussion of group cash flows is provided on page 33.

DIVIDENDS

Telecom will pay a fully imputed third quarter dividend of 7.5 cents per ordinary share in June 2004. The dividend for the quarter ended 31 March 2003 was 5.0 cents per ordinary share.

Third Quarter Dividends
Ordinary Shares	7.5 cents
American Depositary Shares	*US 39.47 cents
Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.32 cents
Per American Depositary Share	*US 6.95 cents
“Ex” dividend dates
New Zealand Exchange	31 May 2004
Australian Stock Exchange	24 May 2004
New York Stock Exchange	25 May 2004
Books closing dates
New Zealand, Australian Stock Exchanges	28 May 2004
New York Stock Exchange	27 May 2004
Payment dates
New Zealand, Australia	11 June 2004
New York	18 June 2004

*	Based on an exchange rate at 31 March 2004 of NZ$1.00 to US$0.6578

Revised Dividend Policy

During the second quarter of the 2003-04 financial year Telecom achieved its targeted financial ratios and as a result the Board reviewed the dividend policy for the Company.

Subject to the risks associated with Telecom’s financial performance, macro-economic conditions and maintenance of an “A” credit rating, Telecom has adopted the following:

•	A new dividend policy commencing from Q1 2004-05. The policy will be to pay dividends representing approximately 70% of net earnings after tax, after adding back amortisation and abnormal non-cash items.

•	In anticipation of the new dividend policy a dividend of 7.5 cents per share has been declared for Q3 2003-04.

•	For Q4 2003-04 Telecom intends to pay a dividend of 7.5 cents per share. The current intention is to maintain this level for the first three quarters of the 2004-05 financial year with the fourth quarter payment reflecting the targeted 70% pay-out ratio.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. However a discount no longer applies and the price set for shares issued under the plan is calculated as the volume weighted average price for the five business days post the New Zealand record date.

Long-Term Capital Management

Telecom will continue to focus on a shareholder distribution policy that is consistent with an efficient capital structure and the maintenance of an “A” credit rating. Telecom believes that the “A” rating currently provides a level of financial flexibility that is appropriate given the various risks and opportunities facing the business.

Subject to the risks associated with Telecom’s financial performance, macro-economic conditions and maintenance of an “A” credit rating, Telecom recognises that there is a reasonable likelihood that net debt will continue to decline and that there may be potential scope for further increases in dividend pay-out over time. It may also be appropriate over time to consider alternative capital management techniques to address any build up of surplus cash.

Should any investment opportunity arise that requires significant additional funding, Telecom would look to the capital markets to raise the appropriate amount of equity to comfortably maintain an “A” credit rating going forward.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT and communications solutions and directories publishing.

The results for NZ Operations are set out in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local Service	806	792	1.8	268	266	0.8
Calling	739	818	(9.7)	246	267	(7.9)
Interconnection	106	84	26.2	37	30	23.3
Cellular and other mobile	455	429	6.1	156	143	9.1
Data, internet and solutions	514	449	14.5	175	155	12.9
Directories	182	170	7.1	81	77	5.2
Other operating revenue	94	65	44.6	32	23	39.1
Internal revenue	47	41	14.6	17	12	41.7

	2,943	2,848	3.3	1,012	973	4.0
Operating expenses
Labour	277	260	6.5	91	85	7.1
Cost of sales	489	453	7.9	166	155	7.1
Other operating expenses	479	480	(0.2)	149	149	—
Internal expenses	19	26	(26.9)	10	8	25.0

	1,264	1,219	3.7	416	397	4.8
EBITDA	1,679	1,629	3.1	596	576	3.5
Depreciation and amortisation	444	448	(0.9)	146	151	(3.3)

Earnings from operations	1,235	1,181	4.6	450	425	5.9

Earnings from operations increased by $54 million (4.6%) for the nine months ended 31 March 2004 and $25 million (5.9%) for Q3 2003-04 compared to the corresponding periods in the prior year. Operating revenues increased by $95 million (3.3%) for the nine months ended 31 March 2004 and $39 million (4.0%) for Q3 2003-04. These increases were driven by growth across most revenue categories partly offset by lower calling revenue (the result of decreased international revenue coupled with the impact of substitution and other factors reducing national calling revenue). Growth in data, internet and solutions revenue resulted from the continued uptake of Jetstream (Telecom’s ADSL service), growth in internet customer numbers and take-up of value added services. Increased text messaging volumes resulted in gains in both interconnection and cellular revenue, while cellular revenue growth also resulted from increased connections and higher handset sales revenue. Higher other operating revenue reflects Telecommunications Service Obligation (TSO) revenue and miscellaneous other revenue.

NZ OPERATIONS

Operations and support expenses increased by $45 million (3.7%) for the nine months ended 31 March 2004 and $19 million (4.8%) for Q3 2003-04 compared with the corresponding periods in the prior year. Labour cost growth was largely due to a combination of increased resources in key strategic and customer-facing areas and salary increases. Cost of sales growth was principally due to growth in mobile cost of sales driven by higher text volumes and growth in the volume of handset sales, partly offset by a lower international outpayment cost. Depreciation and amortisation expense decreased by $4 million (0.9%) for the nine months ended 31 March 2004 as a result of accelerated depreciation booked on a redundant wireless data platform last year, partly offset by accelerated depreciation on international cables this year.

Further analysis of the NZ Operations result follows.

Local Service Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
Business & residential access
Revenue ($m)	674	658	2.4	225	223	0.9
Access lines
Residential (000s)	1,425	1,411	1.0
Business (000s)	303	303	—
Centrex lines (000s)	73	80	(8.8)
Non-chargeable local calls
Call minutes (m)	20,579	19,514	5.5	6,652	6,516	2.1
Local calls*
Revenue ($m)	76	81	(6.2)	24	25	(4.0)
Call minutes (m)	2,260	2,321	(2.6)	706	735	(3.9)
Smartphone, messaging and call track
Revenue ($m)	56	53	5.7	19	18	5.6

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Local service revenue increased by $14 million (1.8%) for the nine months ended 31 March 2004 and $2 million (0.8%) for Q3 2003-04 compared to the corresponding periods in the prior year. The increase is substantially due to business and residential access revenue which increased 2.4% for the nine months and 0.9% for the quarter. This increase is principally a result of changes in service pricing and growth in residential access lines. Telecom increased standard monthly line rentals for residential customers from 1 February 2004. In addition the standard monthly line rentals for residential customers increased in the prior year from 1 February 2003.

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Calling revenue
National	496	519	(4.4)	168	172	(2.3)
International	207	264	(21.6)	67	84	(20.2)
Other	36	35	3	11	11	—

	739	818	(9.7)	246	267	(7.9)

National Calling Revenue

Total national calling revenue (including national calls, calls to cellular networks, and national 0800) decreased by $23 million (4.4%) for the nine months ended 31 March 2004 and $4 million (2.3%) for Q3 2003-04 compared to the corresponding periods in the prior year. Revenue from national calls decreased by 7.9% for the nine months ended 31 March 2004 and 8.8% for Q3 2003-04 reflecting lower call minutes and average prices. The decrease in call minutes is partly due to e-mail, internet and mobile substitution (including text messaging) from traditional voice calling, with the impact of competition reducing average prices.

Revenue from calls to cellular networks increased $3 million for the nine months and $4 million for the quarter with increased call minutes partly offset by a lower average price. National 0800 revenue decreased in line with lower call minutes and average prices in the nine months and lower prices in Q3 2003-04 partly offset by higher minutes. Toll free number portability was implemented in December 2002. This enables customers to transfer toll free numbers between service providers.

	Nine months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
National calls
Revenue ($m)	186	202	(7.9)	62	68	(8.8)
Call minutes (m)	1,552	1,625	(4.5)	495	524	(5.5)
Average price (cents)	12.0	12.4	(3.2)	12.5	13.0	(3.5)
Calls to cellular networks
Revenue ($m)	224	221	1.4	77	73	5.5
Call minutes (m)	514	489	5.1	174	161	8.1
Average price (cents)	43.6	45.2	(3.5)	44.3	45.3	(2.4)
National 0800
Revenue ($m)	77	88	(12.5)	26	28	(7.1)
Call minutes (m)	505	536	(5.8)	173	166	4.2
Average price (cents)	15.2	16.4	(7.3)	15.0	16.9	(10.9)
Operator services
Revenue ($m)	9	8	13	3	3	—

NZ OPERATIONS

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originate on other carriers’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks.

The breakdown of international calling revenue is shown in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
International calling revenue
International outward	117	130	(10.0)	37	41	(9.8)
International inward	60	89	(32.6)	21	29	(27.6)
International transits	30	45	(33.3)	9	14	(35.7)

	207	264	(21.6)	67	84	(20.2)

International calling revenue has decreased by $57 million (21.6%) for the nine months ended 31 March 2004 and $17 million (20.2%) for Q3 2003-04 compared to the corresponding periods in the prior year. An analysis of volumes, price and margin is shown below.

	Nine months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
Outwards calls
Revenue ($m)	117	130	(10.0)	37	41	(9.8)
Call minutes (m)	437	426	2.6	140	136	2.9
Average price (cents)	26.8	30.5	(12.2)	26.4	30.1	(12.3)
Inwards calls
Revenue ($m)	60	89	(32.6)	21	29	(27.6)
Call minutes (m)	700	697	0.4	249	229	8.7
Average price (cents)	8.6	12.8	(32.9)	8.4	12.7	(33.4)
Transit call margin
Revenue ($m)	30	45	(33.3)	9	14	(35.7)
Call minutes (m)	1,143	1,094	4.5	394	377	4.5
Average price (cents)	2.6	4.1	(36.2)	2.3	3.7	(38.5)

NZ OPERATIONS

Outwards calling revenue decreased by 10.0% for the nine months ended 31 March 2004 and 9.8% for Q3 2003-04 due to lower average prices, reflecting a combination of competitive pressure and product substitution, partially offset by increased calling volumes. Inwards calling revenue decreased by 32.6% for the nine months ended 31 March 2004 and 27.6% for Q3 2003-04 with higher inwards calling minutes more than offset by lower average price. The decrease in average price was due to re-negotiated agreements for the reciprocal transfer of minutes with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw a reduction in outpayment costs.

The International calling results were also impacted by a strengthening New Zealand dollar. A significant portion of inwards calling and transit revenues and outpayment expenses are denominated in US dollars. The average NZD:USD exchange rate for the nine months ended 31 March 2004 was approximately 24.3% higher than the average rate for the nine months ended 31 March 2003. This has led to lower revenues and expenses in the current period compared to the previous period.

The net external margin from transit traffic decreased by 33.3% for the nine months ended 31 March 2004 and 35.7% for Q3 2003-04 largely due to a reduction in external transit traffic terminated by AAPT, with lower transit revenues offset by a corresponding reduction in internal costs. The fall in price per minute is partly a function of changes in the mix of call destinations, as well as appreciation in the NZD:USD exchange rate.

Interconnection Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Interconnection
PSTN interconnection	52	50	4.0	17	18	(5.6)
Cellular interconnection	54	34	58.8	20	12	66.7

Total	106	84	26.2	37	30	23.3

Interconnection revenue increased by 26.2% for the nine months ended 31 March 2004 and 23.3% for Q3 2003-04 compared to the corresponding periods in the prior year. The increase is principally due to greater mobile interconnection revenue reflecting growth in text messaging activity - refer to the “Cellular and Other Mobile” section below.

Cellular and Other Mobile

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cellular and other mobile revenue
Cellular revenue	366	364	0.5	123	120	2.5
Mobile data	36	21	71.4	15	9	66.7
Other mobile	53	44	20.5	18	14	28.6

Total cellular and other mobile	455	429	6.1	156	143	9.1

NZ OPERATIONS

Total cellular and other mobile revenue increased by $26 million (6.1%) for the nine months ended 31 March 2004 and $13 million (9.1%) for Q3 2003-04 compared to the corresponding periods in the prior year. This increase was due to growth in mobile data and other mobile revenue. Cellular and other mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Mobile data revenue grew by 71.4% for the nine months ended 31 March 2004 and 66.7% for Q3 2003-04 principally driven by growth in text messaging volumes. Other mobile revenue increased 20.5% for the nine months ended 31 March 2004 and 28.6% for Q3 2003-04 as a result of higher handset sales revenue, partly reflecting lower subsidies.

	Nine months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
Cellular revenue
Cellular revenue ($m)	366	364	0.5	123	120	2.5
Mobile data ($m)	36	21	71.4	15	9	66.7
Call minutes (millions)	858	836	2.6	293	277	5.8
Average Revenue Per User (ARPU)
ARPU - $ per month
Postpaid	74.8	74.4	0.5	74.6	73.9	0.9
Prepaid	7.1	6.7	6.0	7.6	7.2	5.6
Total	34.9	34.6	0.9	34.9	35.2	(0.9)
Voice	31.8	32.8	(3.0)	31.2	32.9	(5.2)
Data	3.1	1.9	63.2	3.7	2.3	60.9
Total ARPU including interconnection	50.3	48.6	3.5	50.8	49.3	3.0

	31 March 2004			31 March 2003
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Connections at period end (000s)
CDMA
CDMA One	113	103	216	168	64	232
1XRTT	262	109	371	53	—	53

Total CDMA connections	375	212	587	221	64	285
TDMA
Analogue	45	331	376	57	394	451
Digital	122	247	369	238	256	494

Total TDMA connections	167	578	745	295	650	945
Internal connections	5	—	5	5	—	5

Total Connections	547	790	1,337	521	714	1,235

Cellular revenue grew $2 million (0.5%) for the nine months ended 31 March 2004 and $3 million (2.5%) in Q3 2003-04 largely due to higher call minutes.

NZ OPERATIONS

Total ARPU (excluding interconnection) increased 0.9% for the nine months ended 31 March 2004, reflecting lower value inactive customers dropping out of the prepaid base and an increasing proportion of CDMA subscribers in the postpaid base. Prepaid ARPUs also increased due to the acquisition of The Warehouse’s mobile base, resulting in Telecom now recording the full retail revenue from these customers, whereas previously lower wholesale revenues were recognised. Total ARPU (excluding interconnection) decreased 0.9% for Q3 2003-04 due to a slight increase in the percentage of prepaid customers to post-paid customers during the period.

Increasing amounts of mobile data revenue continue to be generated in addition to traditional voice revenues, in part due to high speed data capability provided by 1XRTT. Total ARPU including interconnection for the nine months ended 31 March 2004 increased by 3.5% compared to the prior period (interconnection includes a notional revenue for PSTN calls to Telecom cellular networks based on market rates).

At 31 March 2004, Telecom had approximately 1,337,000 cellular connections in New Zealand, up 8.3% from 1,235,000 at 31 March 2003, with growth in both the postpaid and prepaid base. Total connections increased by 87,000 in the nine months ended 31 March 2004, total connections as at 30 June 2003 being 1,250,000. Of the March 2004 total, 40.9% were postpaid customers, while 59.1% were prepaid customers. The third party prepaid mobile connections reported in prior years reflected the mobile business of The Warehouse, which used Telecom’s TDMA network. This business was transferred to Telecom effective 1 July 2003. The prepaid connection base at 31 March 2003 has been restated to include third party prepaid connections and thus be comparable to the current year.

Telecom commercially launched its CDMA mobile network in July 2001. At 31 March 2004 there were approximately 592,000 customers connected to the CDMA network (including internal connections), representing 44.3% of the total customer base. Of the CDMA customer base, 64.2% are postpaid subscribers. Approximately 371,000 of Telecom’s external CDMA connections are capable of using 1XRTT high speed data applications.

Data, Internet and Solutions Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Data	378	341	10.9	128	118	8.5
Internet	101	90	12.2	34	30	13.3
Solutions	35	18	94.4	13	7	85.7

	514	449	14.5	175	155	12.9

NZ OPERATIONS

Data Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Data revenue
Jetstream	66	39	69.2	24	14	71.4
Managed IP Data Services
Lanlink	62	56	10.7	22	19	15.8
Private Office and High Speed Data	16	9	77.8	6	4	50.0
Other IP Data	3	1	200.0	1	—	NM

	81	66	22.7	29	23	26.1
Traditional Data Services
Frame Relay	22	21	4.8	7	7	—
Digital Data Services	58	62	(6.5)	18	21	(14.3)
ISDN	72	68	5.9	24	22	9.1
Leased Data Services	45	48	(6.3)	15	18	(16.7)
IP Net / Netgate	8	10	(20.0)	2	4	(50.0)
Miscellaneous Data	26	27	(3.7)	9	9	—

	231	236	(2.1)	75	81	(7.4)

Total Data	378	341	10.9	128	118	8.5
Retail data	315	275	14.5	108	94	14.9
Wholesale data	63	66	(4.5)	20	24	(16.7)

	378	341	10.9	128	118	8.5

NM: Not a Meaningful Comparison

Data revenue grew by $37 million (10.9%) for the nine months ended 31 March 2004 and $10 million (8.5%) for Q3 2003-04 compared to the corresponding periods in the prior year. The revenue growth has been substantially driven by increased Jetstream revenue and managed IP data services, while traditional data services declined.

Jetstream revenue increased by $27 million (69.2%) for the nine months ended 31 March 2004 and $10 million (71.4%) for Q3 2003-04, driven by the continued uptake of Telecom’s Jetstream service. At 31 March 2004 Telecom had approximately 103,000 Jetstream connections compared to 54,000 at 31 March 2003. Of the total Jetstream connections at 31 March 2004, approximately 64% were residential customers, with the remainder being business customers.

Managed IP data services revenue increased by $15 million (22.7%) for the nine months ended 31 March 2004 and $6 million (26.1%) for Q3 2003-04. Lanlink revenue growth of 10.7% for the nine months and 15.8% for the quarter is due to a combination of increased circuits, installations and revenue from managing traffic on behalf of Lanlink customers. Private office and high speed data growth of 77.8% for the nine months and 50.0% for the quarter reflects growth in private office connectivity and increased management of customers’ private office networks.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $40 million (14.5%) for the nine months ended 31 March 2004 and $14 million (14.9%) for Q3 2003-04 due to revenue growth in Lanlink, Private Office, ADSL and ISDN products. Wholesale data revenue decreased $3 million (4.5%) for the nine months ended 31 March 2004 and $4 million (16.7%) for Q3 2003-04 due primarily to lower International leased circuit revenue compared to prior periods.

NZ OPERATIONS

Internet Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
Internet revenue
Internet revenue ($m)	101	90	12.2	34	30	13.3
Active dial-up customers at period end (000s)	440	408	7.8
Total dial-up hours (m)	131.7	120.1	9.7	42.3	41.2	2.7
Average hours per active customer per month	33.5	32.8	2.1	32.2	33.7	(4.5)

Internet revenue grew by $11 million (12.2%) for the nine months ended 31 March 2004 and $4 million (13.3%) for Q3 2003-04, which principally reflects growth in active customer numbers and take-up of higher value products.

Solutions Revenue

Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. Solutions revenue increased by $17 million (94.4%) for the nine months ended 31 March 2004 and $6 million (85.7%) for Q3 2003-04 compared with the corresponding periods in the prior year. The year to date increases are due to growth across the Solutions business and significant specialised customer installations, predominantly in Q1 and Q3 2003-04.

Directories Revenue

Directories revenue increased by $12 million (7.1%) for the nine months ended 31 March 2004 and $4 million (5.2%) for Q3 2003-04 compared to the corresponding periods in the prior year. Growth in the nine months was driven by both price and volume increases and the publication of a new local directory. Growth for Q3 2003-04 was driven by both price and volume increases.

Other Operating Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Other operating revenue
Equipment sales	34	39	(12.8)	9	14	(35.7)
Other International	24	20	20.0	10	6	66.7
TSO revenue	15	—	NM	4	—	NM
Other operating revenue	21	6	250.0	9	3	200.0

	94	65	44.6	32	23	39.1

NM: Not a Meaningful Comparison

NZ OPERATIONS

Other operating revenue increased by $29 million (44.6%) for the nine months ended 31 March 2004 and $9 million (39.1%) for Q3 2003-04 compared to the corresponding periods in the prior year. TSO revenue is now recognised evenly over the year compared with the prior period where it was accrued in Q4 2002-03. The year to date TSO revenue contains an additional $3 million relating to the prior years following the Telecommunication Commissioner’s final TSO loss determination in December 2003.

The increase in other operating revenue is from a range of sources including customer contributions towards telecommunications systems and facilities set up and miscellaneous customer related revenues.

Operating Expenses

Labour

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Labour ($m)	277	260	6.5	91	85	7.1
Personnel numbers
Total staff at 31 March	4,836	4,787	1.0

Labour expense increased by $17 million (6.5%) for the nine months ended 31 March 2004 and $6 million (7.1%) for Q3 2003-04 compared to the corresponding periods in the prior year. The increase in labour expense is due to a combination of salary increases in line with the consumer price index, increased temporary and permanent labour resources focussed on key customer-facing areas and year-on-year timing differences. These increases were partly offset by a decline in cost as a result of the Lucent and Alcatel outsourcing contracts (see direct costs below).

Cost of sales

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cost of sales
Mobile acquisitions, upgrades and dealer commissions	116	87	33.3	38	30	26.7
Land to mobile, mobile to 0800 interconnection	91	94	(3.2)	28	32	(12.5)
Cellular interconnection	68	37	83.8	27	10	170.0
International interconnection	16	13	23.1	6	6	—
International cost of sales	115	137	(16.1)	38	41	(7.3)
Data, equipment and other	83	85	(2.4)	29	36	(19.4)

	489	453	7.9	166	155	7.1

Cost of sales increased by $36 million (7.9%) for the nine months ended 31 March 2004 and $11 million (7.1%) for Q3 2003-04 compared to the corresponding periods in the prior year due to increased cost of sales in the Mobile and Wired segments partly offset by lower cost of sales in International.

NZ OPERATIONS

Mobile acquisitions, upgrades and commissions increased $29 million (33.3%) for the nine months ended 31 March 2004 and $8 million (26.7%) for Q3 2003-04, driven by growth in the volume of handset sales partially offset by lower handset prices. Cellular interconnection costs also increased as a result of increased text message volumes. International cost of sales decreased by $22 million (16.1%) for the nine months ended 31 March 2004 and $3 million (7.3%) for Q3 2003-04 due to renegotiated agreements for the reciprocal transfer of minutes with other carriers – refer to the “International Calling Revenue” section above.

Other operating expenses

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Other operating expenses
Direct costs
Direct contractor costs	109	106	2.8	34	34	—
International cable maintenance and restoration	11	16	(31.3)	4	4	—
Support contracts and other direct costs	66	51	29.4	23	16	43.8

Total direct costs	186	173	7.5	61	54	13.0
Computer costs	96	101	(5.0)	30	32	(6.3)
Advertising, promotions and communications	58	60	(3.3)	15	20	(25.0)
Accommodation costs	48	48	—	16	16	—
Other	91	98	(7.1)	27	27	—

	479	480	(0.2)	149	149	—

Total other operating expenses decreased $1 million (0.2%) for the nine months ended 31 March 2004 and were stable for Q3 2003-04 as increased direct costs were offset by lower computer costs, advertising costs and other operating costs. Direct contractor costs predominantly include the contractor costs associated with the maintenance and provisioning of the network and are relatively stable year on year. International cable maintenance and restoration costs have reduced due largely to the rationalisation of cables and, to a lesser degree, favourable exchange rates. Support contracts comprise payments to third party vendors to support certain elements of Telecom’s networks. These have risen due to the outsourcing contracts with Lucent and Alcatel, with costs shifting largely from net personnel costs.

Other operating expenses decreased by $7 million (7.1%) for the nine months ended 31 March 2004 due to lower bad debts, legal and other miscellaneous costs.

NZ OPERATIONS

Depreciation and amortisation

	Nine months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Depreciation and amortisation
Depreciation
Wired	283	283	—	94	94	—
Wireless	103	122	(15.6)	32	41	(22.0)
International	51	38	34.2	17	14	21.4

	437	443	(1.4)	143	149	(4.0)
Amortisation	7	5	40.0	3	2	50

	444	448	(0.9)	146	151	(3.3)

Depreciation decreased $6 million (1.4%) for the nine months ended 31 March 2004 and $6 million (4.0%) for Q3 2003-04. The decline in Wireless depreciation was due predominantly to prior year accelerated depreciation on a redundant wireless data platform. The increase in International depreciation is due primarily to accelerated depreciation on international cables and depreciation commencing on recently acquired capacity. The accelerated depreciation results from the fact that closure of these cables is now expected to occur earlier than previously estimated.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local Service	36	38	(5.3)	11	11	—
Calling	358	370	(3.2)	118	109	8.3
Cellular and other mobile	155	166	(6.6)	44	51	(13.7)
Interconnection	40	30	33.3	12	9	33.3
Data and internet	221	224	(1.3)	72	69	4.3
Resale	232	210	10.5	79	62	27.4
Other operating revenue	57	43	32.6	23	16	43.8
Internal revenue	15	21	(28.6)	3	6	(50.0)

	1,114	1,102	1.1	362	333	8.7
Operating expenses
Labour	128	127	0.8	42	36	16.7
Cost of sales	630	647	(2.6)	201	192	4.7
Other operating expenses	187	161	16.1	61	46	32.6
Internal expenses	47	43	9.3	14	13	7.7

	992	978	1.4	318	287	10.8
EBITDA	122	124	(1.6)	44	46	(4.3)
Depreciation and amortisation	124	116	6.9	43	38	13.2

Earnings from operations	(2)	8	(125.0)	1	8	(87.5)

Earnings from operations by segment
Australian Consumer	(9)	11	(181.8)	(2)	7	(128.6)
Australian Business	7	(3)	333.3	3	1	200.0

	(2)	8	(125.0)	1	8	(87.5)

Reported New Zealand dollar results for Australian Operations are impacted by movements in exchange rates. The impact for the nine months ended 31 March 2004 was marginal, as the average NZD:AUD exchange rate was 1.2% lower than the previous corresponding period. The impact for the quarter ended 31 March 2004 was larger as the average NZD:AUD exchange rate was 4.9% lower than the previous corresponding quarter. This increased reported NZD revenue and expenses compared to the prior period.

Australian Operations in Australian dollars

	Nine Months ended 31 March			Quarter ended 31 March
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Operating revenues
Local Service	31	33	(6.1)	10	10	—
Calling	316	326	(3.1)	105	101	4.0
Cellular and other mobile	137	148	(7.4)	39	49	(20.4)
Interconnection	35	26	34.6	10	8	25.0
Data and internet	195	200	(2.5)	64	66	(3.0)
Resale	204	185	10.3	69	58	19.0
Other operating revenue	50	38	31.6	20	14	42.9
Internal revenue	13	18	(27.8)	3	5	(40.0)

	981	974	0.7	320	311	2.9
Operating expenses
Labour	113	113	—	37	34	8.8
Cost of sales	556	572	(2.8)	178	180	(1.1)
Other operating expenses	163	142	14.8	53	42	26.2
Internal expenses	40	38	5.3	12	14	(14.3)

	872	865	0.8	280	270	3.7
EBITDA	109	109	—	40	41	(2.4)
Depreciation and amortisation	110	103	6.8	39	35	11.4

Earnings from operations	(1)	6	(116.7)	1	6	(83.3)

Earnings from operations by segment
Australian Consumer	(7)	9	(177.8)	(1)	6	(116.7)
Australian Business	6	(3)	300.0	2	—	NM

	(1)	6	(116.7)	1	6	(83.3)

An analysis of Australian Operations results by segment follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

AAPT have reorganised their operations to, among other things, focus the Business and Consumer groups on sales and marketing activities. Operational activities, including contact centres, have transferred out of the Business and Consumer groups into enabling groups that support both segments. The cost of these operational activities is now included in “allocated costs”.

Internal trading between segments has been eliminated and results have been re-stated accordingly.

Comparatives have been restated to align with the current organisational structure and trading model.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of fixed and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Nine Months ended 31 March			Quarter ended 31 March
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Operating revenues
Calling	158	168	(6.0)	51	52	(1.9)
Cellular and other mobile	114	127	(10.2)	32	42	(23.8)
Interconnection	—	1	—	—	—	—
Internet	9	6	50.0	3	3	—
Resale	177	144	22.9	61	45	35.6
Other operating revenue	—	1	(100.0)	—	—	—
Internal revenue	—	1	(100.0)	—	—	—

	458	448	2.2	147	142	3.5
Operating expenses
Labour	8	8	—	3	2	50.0
Cost of sales	294	283	3.9	93	89	4.5
Other operating expenses	58	49	18.4	16	17	(5.9)
Allocated costs	68	61	11.5	23	16	43.8
Internal expenses	6	13	(53.8)	1	4	(75.0)

	434	414	4.8	136	128	6.3
EBITDA	24	34	(29.4)	11	14	(21.4)
Depreciation and amortisation	31	25	24.0	12	8	50.0

Earnings from operations	(7)	9	(177.8)	(1)	6	(116.7)

Overview of Results

Revenues increased $10 million (2.2%) for the nine months ended 31 March 2004 and $5 million (3.5%) for Q3 2003-04. The growth was driven by the successful acquisition of full service customers and by selling bundled full-service offerings. Calling revenue has however declined for both the nine months and the quarter ended 31 March 2004, driven by competitive pricing and promotional offers. Mobile revenues have declined as a result of the transfer of the “No Plans” pre-paid customer base to Vodafone as part of the network services agreement renegotiation and a move away from selling mobile as a stand-alone product.

EBITDA has decreased by $10 million (29.4%) for the nine months and $3 million (21.4%) for Q3 2003-04 driven mostly by higher bad debt expense and increased advertising expenditure in Q1 2003-04.

Average revenue per fixed-line customer has increased by 13.4% for Q3 2003-04 and 5.5% for the nine months ended 31 March 2004 as more customers take multiple services from AAPT. Full service customers have increased by 35% in the year ended 31 March 2004.

AUSTRALIAN CONSUMER

Calling Revenue

	Nine Months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
National calls
Revenue (A$m)	52	57	(8.8)	17	17	—
Call minutes (m)	540	504	7.1	181	166	9.0
Average price (A$ cents)	9.6	11.3	(15.0)	9.4	10.2	(7.8)
Calls to cellular networks
Revenue (A$m)	82	81	1.2	27	26	3.8
Call minutes (m)	201	191	5.2	67	61	9.8
Average price (A$ cents)	40.8	42.4	(3.8)	40.3	42.6	(5.4)
International calling revenue
Total International calling (A$m)	24	30	(20.0)	7	9	(22.2)
Call minutes (m)	118	126	(6.3)	36	39	(7.7)
Average price (A$ cents)	20.3	23.8	(14.7)	19.4	23.1	(16.0)

Total calling revenue (A$m)	158	168	(6.0)	51	52	(1.9)
Resale revenue (A$m)	177	144	22.9	61	45	35.6

Total calling and resale (A$m)	335	312	7.4	112	97	15.5
Fixed line customer numbers (000s)	450	442	1.8
Average revenue per fixed line customer (A$ per month)	82.7	78.4	5.5	83.0	73.2	13.4

In total, calling and resale revenue has grown $23 million (7.4%) for the nine months ended 31 March 2004 and $15 million (15.5%) for Q3 2003-04. This growth was driven by the high acquisition rate of full service customers. The volume of minutes has grown by 5.9% year-on-year, driven by a combination of customer number growth and promotional activity stimulation. Per minute pricing has reduced by 2.9% year-on-year driven by promotional activities and the introduction of capped calling.

While the customer base at 31 March 2004 has grown 1.8% compared to 31 March 2003, ARPU has grown 5.5% for the nine months ended 31 March 2004 and 13.4% for Q3 2003-04 due to the success of the re-launch of full service offerings. AAPT continues to target customers who are higher users of calling products as well as customers who use multiple services. Nearly 12% of fixed line customers now buy mobile or internet services in addition to fixed line offerings, an increase of 26% from 31 March 2003.

AUSTRALIAN CONSUMER

Cellular and Other Mobile

	Nine Months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
Cellular and other mobile
Total mobile revenue (A$m)	114	127	(10.2)	32	42	(23.8)
Call minutes (millions)	142	181	(21.5)	41	58	(29.3)
Connections at period end (000s)
Postpaid	143	215	(33.5)
Prepaid	50	92	(45.7)
Total	193	307	(37.1)
ARPU (A$ per month)	65.6	46.0	42.6	55.3	45.6	21.3

Revenue is down both year to date and for the quarter driven largely by the transfer of the “No Plans” pre-paid base to Vodafone, a reduction in the Optus post-paid base as AAPT moves to implement a single-carrier relationship with Vodafone, and a change in marketing strategy (moving away from selling mobile as a stand-alone product). These changes have resulted in a higher value customer mix and an increased ARPU. The “No Plans” offering was a resale product preceding AAPT Mobile’s own pre-paid offering. The resale agreement was a fixed term arrangement, with the customers transferring back to Vodafone at the end of the arrangement. Approximately 50,000 customers transferred to Vodafone.

Operating Expenses

Labour

	Nine Months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
Labour (A$m)	8	8	—	3	2	50.0
Personnel numbers
Total staff at 31 March	77	80	(3.8)

There have been no material changes in this expense category.

Cost of sales

Cost of sales has been constant as a percentage of revenue as reductions in network spend, the benefit of supplier negotiations and volume increases are offset by changing revenue mix.

AUSTRALIAN CONSUMER

Other operating expenses

	Nine Months ended 31 March			Quarter ended 31 March
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Other operating expenses
Advertising, promotions and communications	12	9	33.3	1	3	(66.7)
Other	46	40	15.0	15	14	7.1

	58	49	18.4	16	17	(5.9)

Other operating expenses increased by $9 million (18.4%) for the nine months ended 31 March 2004 despite a decrease of $1 million (5.9%) for Q3 2003-04 compared to the corresponding periods in the prior year. The increase for the nine months reflects an unusually high bad debt expense in Q1 and Q2 2003-04.

Advertising spend is running at considerably higher levels than prior years as a result of increased marketing activity aimed at reducing churn, stimulating growth and raising brand awareness. The reduction of advertising spend in the current quarter relates to the timing of campaigns only.

Allocated costs

Allocated costs represent the Consumer segment’s share of the costs of AAPT business groups that support both the Consumer and Business Segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business segment includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Australian Business - Results of Operations

	Nine Months ended 31 March			Quarter ended 31 March
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Operating revenues
Local service	31	33	(6.1)	10	11	(9.1)
Calling	158	158	—	53	48	10.4
Cellular and other mobile	23	21	9.5	8	6	33.3
Interconnection	35	25	40.0	10	8	25.0
Data and internet	186	194	(4.1)	60	65	(7.7)
Resale	27	41	(34.1)	8	13	(38.5)
Other operating revenue	50	37	35.1	20	14	42.9
Internal revenue	15	18	(16.7)	5	5	—

	525	527	(0.4)	174	170	2.4
Operating expenses
Labour	48	43	11.6	15	14	7.1
Cost of sales	262	289	(9.3)	85	93	(8.6)
Other operating expenses	39	32	21.9	16	9	77.8
Allocated costs	60	64	(6.3)	20	20	—
Internal expenses	31	24	29.2	9	7	28.6

	440	452	(2.7)	145	143	1.4
EBITDA	85	75	13.3	29	27	7.4
Depreciation and amortisation	79	78	1.3	27	27	—

Earnings/(loss) from operations	6	(3)	300.0	2	—	NM

NM = Not a Meaningful Comparison

Overview of Results

Revenue for Q3 2003-04 grew $4 million (2.4%) resulting in an overall decrease of $2 million (0.4%) for the nine months ended 31 March 2004. Growth in value added services is offsetting the impact of lower prices in data and internet. Calling revenue increased in Q3 2003-04 driven by wholesale growth.

EBITDA increased by $2 million (7.4%) for Q3 2003-04 and $10 million (13.3%) for the nine months ended 31 March 2004. This increase was primarily the result of a higher gross margin.

AUSTRALIAN BUSINESS

Calling Revenue

	Nine Months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
National calls
Revenue (A$m)	55	60	(8.3)	18	16	12.5
Call minutes (m)	831	670	24.0	305	220	38.6
Average price (A$ cents)	6.6	9.0	(26.7)	5.9	7.3	(19.2)
Calls to cellular networks
Revenue (A$m)	70	71	(1.4)	23	23	—
Call minutes (m)	271	245	10.6	92	82	12.2
Average price (A$ cents)	25.8	29.0	(11.0)	25.0	28.0	(10.7)
International calling revenue
Revenue (A$m)	33	27	22.2	12	9	33.3
Call minutes (m)	324	122	165.6	133	47	183.0
Average price (A$ cents)	10.2	22.1	(53.8)	9.0	19.1	(52.9)

Revenue from national calls increased by 12.5% in Q3 2003-04 as volume growth exceeded price reductions. However, for the nine months ended 31 March 2004 revenue has reduced by 8.3% driven by price reductions exceeding the volume growth.

Revenue from calls to cellular networks remained stable as volume increases were offset by price decreases.

International calling revenues are derived from outward calls originated by AAPT and TCNZA customers. International revenue increased due to a significant increase in call minutes. This increase in volume was driven by short-term large volume low margin deals with carriers and also growth with calling card providers, which also resulted in the reduction in average price per minute of 53.8% for the nine months and 52.9% for Q3 2003-04 compared to the corresponding periods in the prior year.

Interconnection Revenue

Interconnection revenue of $35 million for the nine months ended 31 March 2004 increased $10 million (40.0%) compared to the prior corresponding period due to a short-term termination agreement, which ceased in Q3 2003-04. The $2 million (25.0%) growth in revenue in Q3 2003-04 was due to inbound volume growth as a result of increasing directly connected customers and targeting call centres.

Data and Internet Revenue

Data and internet revenue of $186 million for the nine months ended 31 March 2004 and $60 million for Q3 2002-04 decreased by $8 million (4.1%) and $5 million (7.7%) for each respective prior period. AAPT has been successful in growing IP volume in the wholesale market, but downward pressure on prices has reduced revenue.

AUSTRALIAN BUSINESS

Resale Revenue

Resale revenue of $27 million for the nine months ended 31 March 2004 decreased $14 million (34.1%) primarily as a result of losing a corporate account in Q4 2002-03.

Operating Expenses

Labour

	Nine Months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
Labour (A$m)	48	43	11.6	15	14	7.1
Personnel numbers
Total staff at 31 March	435	441	(1.4)

Labour expense increased as a result of growth in temporary contractor services combined with a reduction in capital recoveries.

Cost of sales

Cost of sales of $262 million for the nine months ended 31 March 2004 decreased by $27 million (9.3%) compared to the prior period. The decrease represents an improvement in gross margin from 45% of revenue in the prior period to 50% in the current year. This has been driven by a combination of a change in sales mix (with more traffic using AAPT’s own infrastructure) and the benefit of recent supplier negotiations.

Other operating expenses

	Nine Months ended 31 March			Quarter ended 31 March
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Other operating expenses
Advertising, promotions and communications	3	2	50.0	1	1	—
Other	36	30	20.0	15	8	87.5

	39	32	21.9	16	9	77.8

Other operating expenses increased by $7 million (21.9%) for the nine months ended 31 March 2004 compared to the prior period driven primarily by work of a project nature that has derived additional value added services revenue.

Allocated costs

Allocated costs represent the Business segment’s share of the costs of AAPT business groups that support both the Consumer and Business segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Allocated Costs

Certain support business groups within Australian Operations provide services to both the Consumer and Business segments. The total costs of these support groups have been allocated to the Consumer and Business segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Nine Months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
Allocated costs
Labour (A$m)	57	62	(8.1)	20	18	11.1
Other operating expenses (A$m)	66	61	8.2	21	18	16.7
Internal expenses (A$m)	5	2	150.0	2	—	NM

	128	125	2.4	43	36	19.4
Personnel numbers
Total staff at 31 March	1,022	1,100	(7.1)

NM = Not a Meaningful Comparison

The consolidation of AAPT, Connect and AAPT Mobile and the introduction of outsourcing arrangements with Alcatel and EDS have led to changes in the cost base and a change in the distribution of expenses between Labour and Other.

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Nine Months ended 31 March			Quarter ended 31 March
	2004	2003	Change %	2004	2003	Change %
Revenue
Other operating revenue ($m)	9	5	80.0	5	2	150.0
Operating expenses
Labour ($m)	30	28	7.1	10	9	11.1
Computer costs ($m)	9	9	—	3	2	50.0
Advertising ($m)	3	6	(50.0)	1	1	—
Other operating costs ($m)	27	17	58.8	6	2	200.0

	69	60	15.0	20	14	42.9
Depreciation and amortisation
Depreciation ($m)	8	7	14.3	2	2
Amortisation of AAPT goodwill ($m)	41	39	5.1	15	12	25.0

	49	46	6.5	17	14	21.4
Personnel numbers
Total staff at 31 March	258	239	7.9

Corporate revenue includes dividend income of $5 million for the nine months ended 31 March 2004 and a gain on sale of an international telecommunications investment of $3 million in Q3 2003-04.

Operating expenses increased by $9 million (15.0%) for the nine months ended 31 March 2004 compared to the prior period. Increased labour and other operating costs (principally consultancy and insurance costs) have been partly offset by lower advertising costs.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense of $261 million for the nine months ended 31 March 2004 decreased by $38 million (12.7%) compared to the corresponding period in the prior year. This reflects a reduction in interest due to lower debt levels, as operating cash flows have been utilised to reduce debt. Net debt decreased by $930 million (19.0%) between 31 March 2003 and 31 March 2004—refer “Liquidity and Capital Resources” below.

TAXATION (CONSOLIDATED)

Income tax expense for the nine months ended 31 March 2004 of $304 million has increased by $15 million (5.2%) compared to the nine months ended 31 March 2003. The effective tax rate was 33.7% for the nine month period, compared to 36.6% for the prior period. The rate was lower than the prior period due to the gain on sale of Sky and the recovery from AOL|7 not being subject to tax and losses in overseas subsidiaries in the prior period that had not been tax effected. The underlying tax rate in both periods is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
NZ Wired
Growth	107	108	(0.9)	35	32	9.4
Maintenance	49	42	16.7	21	23	(8.7)
New Investment
Product Development	11	9	22.2	4	2	100.0
New Network Capability	15	2	NM	4	—	NM
New IS Capability	36	13	176.9	17	10	70.0

Total New Investment	62	24	158.3	25	12	108.3
Total NZ Wired	218	174	25.3	81	67	20.9
NZ Wireless	36	26	38.5	13	10	30.0
International	68	105	(35.2)	52	68	(23.5)
Australian Operations	70	55	27.3	35	19	84.2
Corporate & Other	9	14	(35.7)	1	5	(80.0)

	401	374	7.2	182	169	7.7

NM = Not a Meaningful Comparison

Total capital expenditure of $401 million has increased by $27 million (7.2%) for the nine months ended 31 March 2004 and $13 million (7.7%) for Q3 2003-04, driven by an increase in NZ Wired, NZ Wireless and Australian Operations partly offset by lower spend in International and Corporate.

The NZ Wired investment for growth of $107 million reduced by $1 million (0.9%) for the nine months ended 31 March 2004 whilst it grew by $3 million (9.4%) for Q3 2003-04 compared to the corresponding prior periods. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

NZ Wired maintenance investment of $49 million grew by $7 million (16.7%) for the nine months ended 31 March 2004 primarily due to several large infrastructure projects completed in Q3 2003-04. Maintenance includes capital expenditure not directly associated with meeting growth or development of new capabilities. Maintenance includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading AC&DC power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, cellphones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom Advanced Solutions in acquiring and refreshing client networks included in managed ICT solutions is also included in this category.

NZ Wired investment in new capabilities of $62 million grew by $38 million for the nine months ended 31 March 2004 and $13 million for Q3 2003-04 compared to the corresponding periods in the prior year. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability). The increase in new capabilities reflects the increasing investment in new products supported and enabled by the next generation of network and IS platforms.

NZ Wireless investment increased by $10 million (38.5%) for the nine months ended 31 March 2004 and $3 million (30.0%) for Q3 2003-04 compared to the prior periods, driven by installing increased CDMA capacity, expanding coverage and by enhancements to the Telecom retail outlets.

International investment reduced by $37 million (35.2%) for the nine months ended 31 March 2004 and $16 million (23.5%) for Q3 2003-04, reflecting significant investment in Southern Cross Cable capacity in November 2002 and January 2003.

For the year ended 30 June 2004, Telecom currently expects total capital expenditure of approximately $600 million. Of this amount, approximately $340 million relates to NZ Wired, $80 million to NZ Wireless, $70 million to International, $90 million to Australian Operations and $20 million to Corporate and Other.

For the year ended 30 June 2005, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $390 million relates to NZ Wired, $90 million to NZ Wireless, $40 million to International, $110 million to Australian Operations and $20 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 65.0% at 31 March 2004, compared to 75.7% at 31 March 2003 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction or the purchase of short-term investments (which will in turn be used to retire long-term debt as this becomes due).

Net debt was $3,970 million at 31 March 2004, a reduction of $930 million from net debt at 31 March 2003 of $4,900 million and $720 million from net debt at 30 June 2003 of $4,694 million. Of this reduction in net debt, $146 million occurred in Q3 2003-04. Telecom anticipates further reduction in debt given the strength of operating cash flows and as a result may, from time-to-time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Cash Flows

	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cash was provided from/(applied to):
Cash received from customers	3,958	3,949	0.2	1,301	1,291	0.8
Payments to suppliers and employees	(2,246)	(2,316)	(3.0)	(731)	(757)	(3.4)
Net interest paid	(251)	(275)	(8.7)	(59)	(57)	3.5
Tax paid	(248)	(235)	5.5	(124)	(133)	(6.8)
Other operating cash flows	5	(2)	(350.0)	3	1	200.0

Net operating cash flows	1,218	1,121	8.7	390	345	13.0
Net purchase of fixed assets	(450)	(426)	5.6	(180)	(152)	18.4
Net (purchase)/sale of short-term investments	(204)	168	(221.4)	73	(2)	NM
Net sale/(purchase) of long-term investments	152	(123)	(223.6)	(2)	(1)	100.0

Net investing cash flows	(502)	(381)	31.8	(109)	(155)	(29.7)
Repayment of debt	(537)	(505)	6.3	(312)	(137)	127.7
Dividends paid	(206)	(218)	(5.5)	(69)	(68)	1.5
Contributed capital	11	—	NM	8	—	NM

Net financing cash flows	(732)	(723)	1.2	(373)	(205)	82.0
Net cash flow	(16)	17	(194.1)	(92)	(15)	NM

NM = Not a Meaningful Comparison

Net cash flows from operating activities were $1,218 million for the nine months ended 31 March 2004, an increase of $97 million from the prior period. This resulted primarily from decreased cash payments to suppliers and employees and lower interest payments compared to the prior period.

The net cash outflow for investing activities was $502 million for the nine months ended 31 March 2004, an increase of $121 million from the prior period. The increased outflows mainly reflects the purchase of short-term investments in the nine months ended 31 March 2004 compared to the sale of short-term investments in the prior period, partly offset by the sale of the Sky investment in Q2 2003-04. In the previous nine months, Telecom paid its remaining equity commitment to Hutchison 3G Australia (“H3G”) of A$150 million and sold its investment in EDS New Zealand back to EDS.

The net cash outflow for financing activities was $732 million for the nine months ended 31 March 2004, an increase of 1.2% compared to the prior period. The increase in financing cash outflows was due primarily to increased repayment of debt partly offset by a lower cash dividend being paid as an increased proportion of shareholders elected dividends in the form of shares under the dividend reinvestment plan.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Mobile termination rates

The Commerce Commission has announced it will undertake an investigation under the Telecommunications Act 2001 into whether or not mobile phone call termination rates in New Zealand should be regulated. The Commission can undertake an investigation into whether or not a telecommunications service should be regulated and then make a recommendation to the Minister of Communications. The Commission can be expected to hold formal hearings, receive submissions from the industry and user groups, and canvass all views. The investigation process can be expected to take several months once it officially commences.

Wholesaling

In May 2003 the Commerce Commission released its final determination relating to the supply of certain services on a wholesale basis between Telecom and TelstraClear. Services covered by the Commission’s determination include business line rental and local calling, fixed-to-mobile services, directory assistance, voice messaging, business and residential broadband access and data services outside the major centres. The Commission set a discount rate of 16% off Telecom’s average retail prices for these services. The Commission’s determination is effective for 18 months from 12 May 2003.

Both parties applied for a pricing review and the Commission continues to examine the issue. An outcome is not expected until late 2004. In the interim, Telecom is required to supply the services mandated at the initial price set (16% off average retail price).

In December 2003 TelstraClear applied to the Commerce Commission to have a number of matters pertaining to the Business Wholesale Determination reconsidered. Before the Commission decided whether to investigate this application, TelstraClear requested that the investigation be put on hold. Telecom and TelstraClear are in a continuing dialogue over the issues contained in that application.

TelstraClear has made a separate application in respect of residential local access and calling services (including a number of residential bundles), which is currently being investigated by the Commission. Telecom and TelstraClear have negotiated a commercial agreement on the non-price terms. The Commerce Commission has released a Draft Determination on the price and product related elements of the application. The Draft Determination requires Telecom to wholesale most residential products and services in areas where TelstraClear does not have infrastructure. A discount of 2% for residential access and 16% for non-access products has been set. A number of residential bundles must also be wholesaled at a discount reflecting the weighted average of the services contained in the bundle. A conference will be held on the draft in May and the final determination will be issued in late June.

Interconnection

The interconnection price is the charge payable by one carrier to the other for handling various calls between the two networks. This includes the local end of toll calls, toll free calls and fixed to mobile calls. Telecom has recently agreed new interconnection arrangements with other carriers with whom Telecom exchanges calls in New Zealand.

Both Telecom and TelstraClear have applied to the Commission for a final pricing review of the initial interconnection price determined by the Commission, which was based on an international benchmarking exercise. The Commission will now review the price on the basis of the Total Service Long Run Incremental Cost (TSLRIC) pricing methodology, which is a forward-looking cost based methodology.

In February 2004 the Commerce Commission released a principles paper on the implementation of a TSLRIC Pricing Methodology for Access Determinations under the Telecommunications Act 2001.

CallPlus Interconnection

CallPlus applied to the Commission in December 2002 for a determination relating to interconnection services and wholesale (resale) services from Telecom. The Commission decided to separate CallPlus’ application into interconnection and wholesale.

In a draft determination issued in July 2003, the Commission indicated that the interconnection price is likely to be set at 1.13 cents per minute. This is the same price as the initial interconnection price set by the Commission as applying between Telecom and Telstra Clear. In its draft determination the Commission has also indicated that the “national transport” component of long distance calls is not a regulated service, and that “bill and keep” is an appropriate payment mechanism for local interconnection.

Subsequently, Telecom NZ and CallPlus have independently reached an agreement on interconnection services. As a result the CallPlus application to the Commission has been withdrawn.

The wholesale component of CallPlus’ application remains live, although dormant. Telecom has made a commercial offer to all Tier 2 carriers (including CallPlus) that will enable them to wholesale a range of business and residential services.

Calculating TSO Losses

In December 2003 the Commerce Commission announced its calculation of Telecom New Zealand’s net cost of complying with its telecommunication service obligations (TSO) for the period from 20 December 2001 to 30 June 2002.

The net cost is $34.7 million for the part year period, or $65.7 million annualised. This cost is $7.8 million lower on an annual basis than the Commission’s initial calculation of $73.5 million announced in June 2003.

The net cost of the TSO is shared between Telecom and TelstraClear Limited, WorldxChange Communications Limited, Vodafone New Zealand Limited, CallPlus Limited, Compass Communications Limited, Teamtalk Limited, The Internet Group Limited (ihug) and Global One Communications (recently merged with Equant New Zealand Limited).

The apportionment of the cost between Telecom and network operators (for the period 20 December 2001 – 30 June 2002) is based on proportionate shares of telecommunications revenues as shown in the following table:

	Reported carrier liable revenues $000	Liable % of TSO Charge	TSO Charge $000
Telecom	1,206,884	75.89%	26,352
Vodafone	301,232	18.94%	6,578
TelstraClear	74,879	4.71%	1,635
CallPlus	3,280	0.21%	72
WorldxChange	2,617	0.16%	57
Teamtalk	879	0.06%	19
Ihug	335	0.02%	7
Compass	185	0.01%	4
Equant	—	—	—

Total	1,590,291	100.00%	34,724

In February 2004 Vodafone lodged papers in the High Court seeking leave to appeal the Commission’s interpretation of “revenue” in the TSO Determination. If Vodafone’s appeal is ultimately successful, it will affect the apportionment of the losses between liable carriers. While Telecom’s proportion will be affected, the biggest impact will be on the size of the payments made by other carriers.

The calculation of the TSO loss and the apportionment of that cost between Telecom and network operators for the year ended 30 June 2003 is underway.

Local Loop Unbundling

Section 64 of Telecommunications Act 2001 requires the Commission to investigate whether the following services should be regulated and provide a recommendation to the Government for consideration:

•	access to the unbundled elements of Telecom’s local loop network; and

•	access to the unbundled elements of, and interconnection with, Telecom’s fixed public data network.

Subsequent to the release of the Issues Paper the Commission identified related issues which it considered should also be investigated at the same time. Accordingly, the Commission expanded the scope of the unbundling inquiry to include:

•	the main distribution frame;

•	ancillary Services which may need to accompany unbundling of the local loop network or the fixed public data network;

•	co-location;

•	backhaul;

•	line sharing;

•	bitstream access; and

•	data backhaul over the public data network.

The Commerce Commission delivered its final report to the Minister of Communications on 22 December 2003.

The Commission found that there is insufficient competition in those markets for broadband, and is recommending that Telecom be required to provide new entrants with an internet grade wholesale DSL service suitable for residential and small-medium enterprise customers that will allow entrants to develop and offer to consumers their own range of broadband products.

The Commission is no longer recommending unbundling of the local loop, as a result of the costs and difficulties of that solution in comparison with the potential benefits.

The Commission recommended:

•	unbundling of, and interconnection with, Telecom’s fixed Public Data Network in the form of access to an asymmetric Digital Subscriber Line (DSL) bitstream access service, with the initial pricing and final pricing principles based on a retail minus methodology; and

•	access to a backhaul transmission service used in conjunction with an asymmetric DSL bitstream service. The Commission recommends that the initial pricing principle should be based on benchmarking and the final pricing principle should be based on cost-based pricing (TSLRIC methodology).

The Commission is not recommending the unbundling of other elements of Telecom’s fixed Public Data Network beyond those supporting the asymmetric DSL bitstream service.

The Commission cited Telecom’s recent announcement of an Unbundled Partial Private Circuits services offer as an influencing factor in recommending not to unbundle other elements of Telecom’s network. It is considered that Unbundled Partial Private Circuits services offer has the potential to provide a commercial solution to a competition problem in the supply of high grade data services to corporates and other large users.

The Minister of Communications has sought advice from the Ministry of Economic Development on the Commission’s final report. He has also provided interested parties with an opportunity to comment on any relevant matters that they have not previously commented on during the Commission submission process. These were due in February 2004. A final decision from the Minister of Communications is expected mid 2004.

Number Portability

Five telecommunications carriers have applied to the Commission for a determination in respect of the local telephone and mobile telephone number portability services. The five carriers are TelstraClear, Callplus, Compass Communications, ihug and WorldxChange Communications.

The applicants seek a determination on how the cost of providing number portability should be apportioned between participants. It is important to note that the applicants have only asked how the costs should be allocated, not how number portability should be provided.

The Commission has split the application into two parts, functionality and cost. The Telecommunications Industry Forum (TIF) will consider functionality and the Commission will consider cost. The Commission has a staff member attending the forum as an observer. Telecommunications forum members include BCL, CallPlus, The Internet Group, Telecom, Telstra Clear, Vodafone, WorldxChange. The Telecommunications Users Association of New Zealand is an observer.

In March 2004, the TIF issued a draft code for public consultation addressing the processes by which numbers will be ported between participants. Further work continues on defining the standards of performance for services operating with ported numbers that will materially influence the technical solutions each operator adopts within their networks.

The Commission has issued an interim decision, identifying TelstraClear, Vodafone and Telecom as being the only operators that qualify as access seekers and access providers in respect of mobile number portability.

Commerce Commission Proceedings Issued

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 31 March 2004, Telecom held Southern Cross capacity with a book value of approximately NZ$367 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately NZ$24 million over the next nine months.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$98 million (including accrued interest). Telecom has also provided contingent credit support of US$67 million in favour of SCCN’s senior bank syndicate. Telecom’s contingent credit support reduced from US$103 million to US$67 million during Q3 2003-04. This reduction was due to a number of factors including the collection of cash from committed capacity sales that SCCN had provisioned against, tight SCCN cost management and the release of surplus funds from some of SCCN’s cash reserves.

Telecom’s contingent credit support will continue to reduce as additional market sales are made and applied towards repayment of SCCN’s senior bank debt. Telecom will earn support fees, payable by SCCN, commensurate with its level of contingent credit support.

As at 31 March 2004, SCCN was capitalised via US$30 million of shareholders equity and had US$120 million of shareholder advances and US$211 million of senior bank debt. SCCN also expects to collect US$127 million from scheduled receipts against previously committed capacity sales.

There remains considerable overcapacity in the market for international bandwidth. This continues to impact on the operations of Southern Cross and also has the potential to affect Telecom’s exposure to Southern Cross assets. It is uncertain how long this situation is likely to persist.

Valuation of TDMA Network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis is geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. As part of this approach, Telecom is encouraging existing TDMA customers to upgrade to the CDMA network. Telecom expects to transition all TDMA customers to the CDMA network, at which point it will be closed down. This is currently expected to occur towards the end of 2007.

At 31 March 2004, the carrying value of the TDMA network is approximately $175 million. As customers continue to transition from TDMA to CDMA in increasing numbers, the cash flows that the network will generate are forecast to decline. By year end Telecom expects that the present value of the future cash flows of the TDMA network will have fallen significantly below the carrying value.

Telecom will continue to monitor closely the valuation of its TDMA network and when appropriate, a charge will be recognised to write the value of the asset down to a level that is supported by these expected cash flows. The amount and timing of such a charge will ultimately depend on the rate at which customers transition from the TDMA network and the cash flow profile of the remaining customers.

Based on current estimates Telecom expects that a charge of between $90 million and $110 million ($60 million to $74 million net of tax) may be required in Q4 2003-04.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

DDS (Digital Data Service) - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or “relayed” directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G - Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) – The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO – The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

	Nine Months ended 31 March				Variation 2004:2003
(in NZ$ millions, except percentages)	2004	%	2003	%	$	%
Operating Revenues

Local Services	842	20.9	831	21.3	11	1.3
Calling
National	794	19.7	835	21.4	(41)	(4.9)
International	273	6.8	315	8.1	(42)	(13.3)
Other	30	0.7	39	1.0	(9)	(23.1)

	1,097	27.2	1,189	30.5	(92)	(7.7)
Interconnection	146	3.6	113	2.9	33	29.2
Cellular and other mobile	609	15.1	596	15.3	13	2.2
Data, internet and solutions
Data	530	13.1	493	12.7	37	7.5
Internet	171	4.2	162	4.2	9	5.6
Solutions	35	0.9	18	0.5	17	94.4

	736	18.3	673	17.3	63	9.4
Other operating revenues
Resale	231	5.7	211	5.4	20	9.5
Directories	182	4.5	170	4.4	12	7.1
Equipment	54	1.3	54	1.4	—	—
Miscellaneous other	102	2.5	57	1.5	45	78.9
Dividend from investments	5	0.1	3	0.1	2	66.7

	574	14.2	495	12.7	79	16.0

Total operating revenues	4,004	99.3	3,897	100.0	107	2.7

Abnormal revenue	28	0.7	—	—	28	NM

Total revenue	4,032	100.0	3,897	100.0	135	3.5

Operating expenses
Labour	436	10.9	415	10.6	21	5.1
Cost of Sales	1,119	27.9	1,100	28.2	19	1.7
Other operating expenses	708	17.7	684	17.6	24	3.5

Total operating expenses	2,263	56.5	2,199	56.4	64	2.9

Abnormal expenses	(12)	(0.3)	—	—	(12)	NM

Total expenses	2,251	56.2	2,199	54.9	52	2.4

EBITDA*	1,781	44.5	1,698	43.6	83	4.9
Depreciation and amortisation	617	15.4	610	15.7	7	1.1

Earnings from operations	1,164	29.1	1,088	27.9	76	7.0
Net Interest expense	(261)	(6.5)	(299)	(7.7)	38	(12.7)

Earnings before income tax	903	22.6	789	20.2	114	14.4
Income tax expense	(304)	(7.6)	(289)	(7.4)	(15)	5.2

Net earnings after income tax	599	15.0	500	12.8	99	19.8
Minority interest in profits of subsidiaries	(2)	(0.0)	(2)	(0.1)	—	—

Net earnings	597	14.9	498	12.8	99	19.9

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparision

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

Following the integration of the New Zealand operations, a number of inter-segment charges, particularly between the Wired and Wireless business, have been removed. For example, there is no longer any charge paid by Wired for calls terminated in Wireless, nor is there any recharging of customer service and other back-office costs. The supplementary segmental information below does not therefore attempt to present the Wired, Wireless and International businesses as stand-alone entities, nor is it comparable to the segment results presented in the previous year for the reasons set out above.

	Nine months ended 31 March 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	2,267	509	120	—	2,896
Internal Revenue	20	3	159	(135)	47

	2,287	512	279	(135)	2,943
External expenses
Labour	(233)	(28)	(16)	—	(277)
Cost of sales	(169)	(195)	(125)	—	(489)
Other operating expenses	(368)	(89)	(22)	—	(479)
Depreciation	(283)	(103)	(51)	—	(437)
Amortisation	—	(7)	—	—	(7)
Internal expenses	(117)	—	(37)	135	(19)

	(1,170)	(422)	(251)	135	(1,708)
Earnings from operations	1,117	90	28	—	1,235

	Nine months ended 31 March 2003
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	2,182	463	162	—	2,807
Internal revenue	20	3	144	(126)	41

	2,202	466	306	(126)	2,848
External expenses
Labour	(216)	(28)	(16)	—	(260)
Cost of sales	(169)	(137)	(147)	—	(453)
Other operating expenses	(360)	(91)	(29)	—	(480)
Depreciation	(283)	(122)	(38)	—	(443)
Amortisation	—	(5)	—	—	(5)
Internal expenses	(105)	—	(47)	126	(26)

	(1,133)	(383)	(277)	126	(1,667)
Earnings from operations	1,069	83	29	—	1,181

	Quarter ended 31 March 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	777	176	42	—	995
Internal Revenue	7	1	55	(46)	17

	784	177	97	(46)	1,012
External expenses
Labour	(76)	(10)	(5)	—	(91)
Cost of sales	(55)	(68)	(43)	—	(166)
Other operating expenses	(114)	(28)	(7)	—	(149)
Depreciation	(94)	(32)	(17)	—	(143)
Amortisation	—	(3)	—	—	(3)
Internal expenses	(43)	—	(13)	46	(10)

	(382)	(141)	(85)	46	(562)
Earnings from operations	402	36	12	—	450

	Quarter ended 31 March 2003
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	752	155	54	—	961
Internal revenue	7	—	47	(42)	12

	759	155	101	(42)	973
External expenses
Labour	(72)	(8)	(5)	—	(85)
Cost of sales	(60)	(48)	(47)	—	(155)
Other operating expenses	(112)	(28)	(9)	—	(149)
Depreciation	(94)	(41)	(14)	—	(149)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(35)	—	(15)	42	(8)

	(373)	(127)	(90)	42	(548)
Earnings from operations	386	28	11	—	425

Wired

Wired earnings from operations increased by $48 million (4.5%) for the nine months ended 31 March 2004 and $16 million (4.1%) for Q3 2003-04 compared with the corresponding periods in the prior year.

Wired operating revenues increased by $85 million (3.9%) for the nine months ended 31 March 2004 and $25 million (3.3%) for Q3 2003-04 due to growth in data, internet, solutions, local service and other operating revenue partially offset by lower calling revenue. Total expenses increased by $37 million (3.3%) for the nine months ended 31 March 2004 and $9 million (2.4%) for Q3 2003-04, largely due to increases in labour, cost of sales and miscellaneous other operating costs.

Wireless

Wireless earnings from operations increased by $7 million (8.4%) for the nine months ended 31 March 2004 and $8 million (28.6%) for Q3 2003-04 compared with the corresponding periods in the prior year.

Wireless operating revenues increased by $46 million (9.9%) for the nine months ended 31 March 2004 and $22 million (14.2%) for Q3 2003-04 due to growth in data and other wireless revenue driven by increased connections, increased text messaging volumes and higher handset sales revenue. Total expenses increased by $39 million (10.2%) for the nine months ended 31 March 2004 and $14 million (11.0%) for Q3 2003-04, largely due to higher cost of sales, interconnect costs associated with increased text volumes and higher handset sales. These were partly offset by a lower depreciation cost largely due to accelerated depreciation taken on a redundant wireless data platform in the prior year.

International

International earnings from operations decreased by $1 million (3.5%) for the nine months ended 31 March 2004 and increased by $1 million (9.1%) for Q3 2003-04 compared with the corresponding periods in the prior year.

International operating revenues decreased by $27 million (8.8%) for the nine months ended 31 March 2004 and $4 million (4.0%) for Q3 2003-04 as a result of lower average prices for inward calling and lower transit revenue, partly offset by higher internal revenue. The lower average price for inward calling reflects renegotiated rates for the reciprocal transfer of minutes with other carriers. Total expenses decreased by $26 million (9.4%) for the nine months ended 31 March 2004 and $5 million (5.6%) for Q3 2003-04 with lower cost of sales largely due to the renegotiated rates for the reciprocal transfer of minutes, partly offset by increased accelerated depreciation on cable assets.

Australian Consumer segment results in New Zealand dollars

	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local service	—	1	(100.0)	—	1	(100.0)
Calling	179	191	(6.3)	58	56	3.6
Cellular and other mobile	129	143	(9.8)	35	45	(22.2)
Interconnection		1	(100.0)	—	—	—
Internet	10	6	66.7	4	2	100.0
Resale	201	164	22.6	69	49	40.8
Other operating revenue	—	1	(100.0)	—	—	—
Internal revenue	—	1	(100.0)	—	—	—

	519	508	2.2	166	153	8.5
Operating expenses
Labour	9	9	—	3	3	—
Cost of sales	333	319	4.4	105	94	11.7
Other operating expenses	67	56	19.6	20	18	11.1
Allocated costs	77	70	10.0	25	17	47.1
Internal expenses	8	14	(42.9)	3	4	(25.0)

	494	468	5.6	156	136	14.7
EBITDA	25	40	(37.5)	10	17	(41.2)
Depreciation and amortisation	34	29	17.2	12	10	20.0

Earnings from operations	(9)	11	(181.8)	(2)	7	(128.6)

Australian Business segment results in New Zealand dollars

	Nine Months ended 31 March			Quarter ended 31 March
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local service	36	37	(2.7)	12	11	9.1
Calling	179	179	—	60	53	13.2
Cellular and other mobile	26	23	13.0	8	6	33.3
Interconnection	40	29	37.9	12	9	33.3
Internet and data	211	218	(3 2)	68	67	1.5
Resale	31	46	(32.6)	10	14	(28.6)
Other operating revenue	57	42	35.7	23	15	53.3
Internal revenue	18	22	(18.2)	6	3	100.0

	598	596	0.3	199	178	11.8
Operating expenses
Labour	54	48	12.5	16	14	14.3
Cost of sales	297	328	(9.5)	96	100	(4.0)
Other operating expenses	45	38	18.4	18	12	50.0
Allocated costs	68	72	(5.6)	22	17	29.4
Internal expenses	37	26	42.3	13	6	116.7

	501	512	(2.1)	165	149	10.7
EBITDA	97	84	15.5	34	29	17.2
Depreciation and amortisation	90	87	3.4	31	28	10.7

Earnings/(loss) from operations	7	(3)	333.3	3	1	200.0

7 May 2004

MEDIA RELEASE

Telecom delivers on third quarter earnings

Telecom reported today net earnings after tax for the nine months to 31 March 2004 of $NZ597 million compared with $NZ498 million for the same period in 2003.

This result included one-off abnormal items of $NZ40 million including a $NZ28 million profit on the sale of Telecom’s 12% stake in Sky Network Television booked in the second quarter of 2003-2004, and $NZ12 million arising from the sale of AAPT’S stake in AOL7 during the third quarter ended 31 March 2004.

Net earnings for the nine months to 31 March 2004 were $NZ557 million when adjusted for the $NZ40 million in abnormal items, an increase of 11.8% compared with the previous corresponding period.

Overview of Group results

	Nine months ended (NZ$m)
	31 Mar 04	31 Mar 03	Change %
Operating revenue	4,004	3,897	2.7
Abnormal items	40	0	—
EBITDA*	1,781	1,698	4.9
Adjusted EBITDA*	1,741	1,698	2.5
Reported Net earnings	597	498	19.9
Adjusted net earnings (1)	557	498	11.8
Net debt	3,970	4,900	-19.0
Reported net earnings per share	31.1 cents	26.5 cents

*	Earnings before interest, taxation, depreciation and amortisation.

Note: all comparisons in the above table and in the commentary below relate to the nine months ended 31 March, 2003 unless otherwise stated.

(1)	adjusted for abnormal items.

1

Telecom announced a rise in dividend for the third quarter to NZ7.5 cents per share from NZ5.0 cents per share, as signalled in February.

Adjusted net earnings for the quarter to 31 March 2004 were $NZ220 million, an increase of 11.7% on the previous corresponding period.

Adjusted EBITDA for the nine months was $NZ1,741 million, an increase of 2.5%.

Operating cash flow rose 8.7% to $NZ1,218 million for the nine months, reflecting operating income growth and lower interest payments.

Adjusted Earnings before interest and tax (EBIT) for the nine months to 31 March 2004 was $NZ1,124 million, a rise of 3.3% while adjusted EBIT for the third quarter was $NZ419 million, an increase of 2.9%.

Telecom Chief Executive Theresa Gattung said the company’s overall performance was pleasing with revenue growth of 5.2% achieved in the third quarter. “Revenue growth and lower interest payments have improved the Group’s bottom line performance.

“We continue to achieve double digit growth in our data and solutions business in New Zealand while mobile data is driving stronger mobile revenue. Total cellular and other mobile revenues grew 9.1% for the quarter.”

Ms Gattung said that Telecom’s CDMA network enabled the company to offer high speed mobile data services, and that meant the company was well positioned to meet increasing demand for these services, with revenues up 71% for the nine months.

“We’re seeing a continuing trend in the business as our focus shifts from traditional areas such as voice calling towards data and IT. In the third quarter we saw a strong increase in the uptake of broadband services and this trend is accelerating.”

Ms Gattung said increased operating expenditure reflected targeted investment in wireless, broadband and data solutions.

“The new regulatory regime is also making its presence felt with the number of wholesale access lines continuing to increase.

2

“Price pressures continue to impact on the traditional parts of our business although this is also a reflection of substitution as well as increasing competitive pressures.

“In Australia, revenues and fixed line customers were stable overall and our operations continued to be cash flow* positive,” Ms Gattung said.

“In the third quarter, AAPT sold its shareholding in AOL7, with proceeds of $A10 million ($NZ12 million) received. Following the sale, AAPT assumed sole management of approximately 48,000 consumer dial-up and broadband customers.

“In order to serve our customers with a package of fixed, internet and mobile services it was fundamental to return the internet product distribution and operations in-house. This allows us to bring our customer base closer together and leverage common strengths across the AAPT Group.”

“AAPT is continuing to reshape and streamline many of its business operations, with a focus on building sales and marketing capabilities. We are making progress and we expect to see this reflected in our operating performance in future quarters.

“We are pleased that at the same time the rebuilding has been occurring we have seen stability in revenue and EBITDA in our Australian business, and the business remains cash flow* positive.”

New Zealand

•	operating revenue was $NZ2,943 million, up 3.3% on the corresponding nine months

•	operating expenses totalled $NZ1,264 million, an increase of 3.7%

•	EBITDA for the nine months was $NZ1,679 million, an increase of 3.1%

Revenue growth in the New Zealand business was achieved across most revenue categories.

Data, internet and Telecom Advanced Solutions revenue growth and the strong uptake of Jetstream and value added services have continued to offset a decline in calling revenues.

Local Service comprises fixed line and value-added services to residential, business and corporate markets.

*	cash flow defined as EBITDA less capex

3

•	revenue for the nine months increased 1.8% to $NZ806 million while the number of residential access lines grew 14,000 to 1,425,000 as at 31 March 2004 compared with the previous corresponding period. This is largely a result of net migration and stronger economic conditions.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide).

•	total national calling revenue fell 4.4% to $NZ496 million for the nine months to 31 March 2004, reflecting lower call minutes and lower average prices. The decline in call minutes is partly due to a move away from traditional calling to increased e-mail, mobile calling and internet activity as well as greater competition.

Total international calling revenue declined 21.6% to $NZ207 million for the nine months to 31 March 2004. The decline in international calling revenues was largely due to re-negotiated bi-lateral agreements for call transfers with other carriers resulting in lower average prices.

•	outward calling revenue decreased 10% to $NZ117 million due to lower average prices and intensive competition as well as product substitution

•	inward calling revenue decreased $NZ29 million to $NZ60 million for the nine months to 31 March 2004

•	the strengthening of the New Zealand dollar against the US dollar affected international calling revenues and expenses, with the average NZD:USD exchange rate 24.3% higher for the nine months to 31 March 2004 than for the previous corresponding period.

Interconnection revenues, which includes terminating calls on both fixed line and mobile networks, rose 26.2% to $NZ106 million, driven primarily by mobile interconnection revenue due to growth in text messaging.

Mobile provides voice and data on 027 (CDMA) and 025 (TDMA) networks.

•	total mobile revenues (excluding interconnection) for the nine months to 31 March 2004 grew by $NZ26 million to $NZ455 million with mobile data revenues increasing 71.4% to $NZ36 million

•	text messaging and other data services continued to drive mobile revenues

4

•	post paid average revenue per user (ARPU) for the nine months to 31 March 2004 was stable at $NZ74.80 per month

•	total ARPU including interconnection rose 3.5% to $NZ50.30 per month

Cost of sales increased by $NZ29 million for the nine months to $NZ116 million, reflecting Mobile’s strong marketing push as Telecom continued to upgrade and acquire new customers.

Data, Internet and Solutions revenue increased 14.5% to $NZ514 million.

•	Jetstream revenue grew by 69.2% to $NZ66 million for the nine months to 31 March 2004 and by 71.4% to $NZ24 for the third quarter, as uptake in JetStream accelerates

•	As at 31 March 2004 Telecom had approximately 103,000 Jetstream connections compared with 54,000 as at 31 March 2003

•	Residential connections for the nine months to 31 March 2004 were 67,000

•	Lanlink revenue increased 10.7% to $NZ62 million due to growth in managed traffic and an increase in circuits and installations

•	Private office and high speed data revenue increased 77.8% to $NZ16 million, reflecting increased use of the service by businesses

•	Internet revenue rose by 12.2% to $NZ101 million, as a result of increased customer numbers and the take-up of higher value products

•	Telecom Advanced Solutions revenue recorded a 94.4% increase to $NZ35 million for the nine months

Directories revenues grew by $NZ12 million to $NZ182 million, driven by strong sales activity.

Australia

The following breakdown of our Australian result is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Australian revenue was $A981 million for the nine months compared with $A974 million for the previous corresponding period in 2003

•	EBITDA was stable on $A109 million for the nine months to 31 March 2004 and $A40 million for the third quarter

•	EBITDA for the third quarter ended 31 March 2004 excludes a one-off recovery of $A10 million from the sale of AAPT’s stake in AOL7.

5

Australian Consumer comprises AAPT’s residential and small business fixed line operations, Internet, and AAPT Mobile.

•	Australian consumer revenues increased by $A10 million to $A458 million for the nine months to 31 March 2004 and 3.5% to $A147 million for the third quarter

•	EBITDA declined $A10 million to $A24 million mostly as a result of bad debts and higher advertising expenditure in the first quarter of 2003-2004 (note this figure excludes the $A10 proceeds from the sale of AOL7)

•	As at 31 March 2004 AAPT fixed line customers were up 1.8% on 450,000

•	mobile revenue and connection numbers declined largely as a result of the transfer of Vodafone branded pre-paid customers back to Vodafone (under the terms of the MVNO)

Australian Business comprises AAPT’s operations in business, corporate, government and wholesale market, the Connect Internet business and TCNZA.

•	Australian business revenue increased 2.4% for the third quarter to $A174 million and was stable at $A525 million for the nine months to 31 March 2004

•	EBITDA for the nine months was $A85 million, an increase of 13.3%, and $A29 million for the quarter, a rise of 7.4%

Capital expenditure for the nine months was $NZ401 million, an increase of 7.2% over the corresponding period in 2003, with slightly more than half the total invested in the New Zealand Wired business. The full year forecasted capital expenditure has declined to $NZ600 million from the previous forecast of $NZ650 million. Capital expenditure of $NZ650 million is forecast for 2004-2005.

TDMA Network: Since August 2001, Telecom has been in the process of actively migrating customers from its TDMA mobile network, to the new advanced CDMA network. In the fourth quarter of 2003, Telecom advised that as a result of this migration, an impairment charge may be required in the year ended 30 June 2004 to reflect the revised value of the TDMA infrastructure. Based on current estimates of the rate of CDMA customer migration, Telecom expects that a charge of between NZ$90 million and NZ$110 million (NZ$60 million and NZ$74 million net of tax) may be required in the fourth quarter of the current financial year.

Dividend: Telecom will pay a fully imputed quarterly dividend of NZ7.5 cents per share on 11 June 2004 in New Zealand and Australia, and 18 June 2004 in the United States.

6

On February 5, 2004 Telecom announced an increase in the dividend pay-out ratio following a comprehensive review by its Board.

After meeting targeted financial ratios during the second quarter of the 2003-2004 year, Telecom announced its new dividend policy is to pay dividends representing approximately 70% of net profit after tax, after adding back amortisation and abnormal non-cash items. This new policy will commence from the first quarter of 2004-2005.

Telecom has retained its dividend reinvestment plan though the 3% discount is no longer available.

The books closing dates are 28 May 2004 in New Zealand and Australia, and 27 May for the United States.

Detailed information: The Management Commentary, condensed accounts and presentation can be found at the investor section of www.telecom.co.nz.

For further information, please contact:

John Goulter

Public Affairs and Government Relations Manager

04 498 9369 or 027 232 4303

Or

Phil Love,

Senior Corporate Affairs Executive

027 244 8496

7

APPENDIX I (Rule 10.4)

PRELIMINARY NINE MONTHS REPORT ANNOUNCEMENT

TELECOM CORPORATION OF NEW ZEALAND LIMITED

For the Nine Months Ended 31 March 2004

(referred to in this report as the “current nine months”)

Preliminary nine months report on consolidated results (including the results for the previous corresponding nine months) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached] and is based on unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

		*CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
		Current nine months $NZ’000	Up/ Down %	Previous corresponding nine months $NZ’000
1.	CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
1.1	OPERATING REVENUE
	(a) Trading revenue	4,004,000	2.7%	3,897,000
	(b) Other revenue	28,000	NM %	—
	(c) Total operating revenue	4,032,000	3.5%	3,897,000
1.2	OPERATING SURPLUS BEFORE TAXATION	903,000	14.4%	789,000
	(a) Less taxation on operating result	(304,000)	5.2%	(289,000)
1.3	OPERATING SURPLUS AFTER TAX	599,000	19.8%	500,000
	(a) Extraordinary Items after tax [detail in Item 3]	—		—
	(b) Unrealised net change in value of investment properties	—		—
1.4	NET SURPLUS FOR THE PERIOD	599,000	19.8%	500,000
	(a) Net Surplus attributable to minority interests	(2,000)	NIL %	(2,000)
1.5	NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	597,000	19.9%	498,000

1 of 12

		CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
		Current nine months $NZ’000	Previous corresponding nine months $NZ’000
2.	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR nine months
2.1	INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
	(a) Interest revenue included in Item 1.2	15,000	7,000
	(b) # Unusual items for separate disclosure (detail – Item 3)	40,000	—
	(c) Equity earnings [detail – Item 16]	—	—
	(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(276,000)	(306,000)
	(e) Leasing and renting expenses	(30,000)	(32,000)
	(f) Depreciation	(566,000)	(561,000)
	(g) Diminution in the value of assets (other than depreciation)	—	—
	(h) Amortisation of goodwill	(50,000)	(49,000)
	(i) Amortisation of other intangible assets	(1,000)	—
	(j) Impairment of goodwill	—	—
	(k) Impairment of other intangible assets	—	—
2.2	SUPPLEMENTARY ITEMS	—	—
	(a) # Interest costs excluded from Item 2.1(d) and capitalised	(5,000)	(3,000)
	(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	—	—
	(c) Unrecognised differences between the carrying value and market value of publicly traded investments	—	—

#	Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

2 of 12

		GROUP – CURRENT nine months
		Operating Revenue $NZ’000	Operating Surplus $NZ’000
3.	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP
	DETAILS AND COMMENTS
	Discontinued Activities:	—	—
	(Disclose Operating Revenue and Operating Surplus)	—	—
	TOTAL DISCONTINUED ACTIVITIES	—	—
	Material Unusual (including Non Recurring) Items (included in 1.2)	28,000	40,000
	Description:
	Gain on sale of Sky	28,000	28,000
	Partial recovery of AOL | 7 write-down	—	12,000
	TOTAL MATERIAL NON RECURRING ITEMS	28,000	40,000

		GROUP – CURRENT nine months
		Operating Revenue $NZ’000	Operating Surplus $NZ’000
	DETAILS AND COMMENTS
	Extraordinary Items (Ref. Item 13(a))	—	—
	Description:
	TOTAL EXTRAORDINARY ITEMS	—	—

3 of 12

		STATEMENT OF MOVEMENTS IN EQUITY
		Current nine months $NZ’000	Previous corresponding nine months $NZ’000
4.	STATEMENT OF MOVEMENTS IN EQUITY
4.1	NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	597,000	498,000
	(a) Net Surplus attributable to minority interest	2,000	2,000
4.2	OTHER RECOGNISED REVENUE AND EXPENSES
	(a) Increases (decreases) in revaluation reserves	—	—
	(b) Currency Translation Differences	(52,000)	(81,000)
	(c) Minority interest in other recognized revenue and expenses	—	—
4.3	TOTAL RECOGNISED REVENUES AND EXPENSES	547,000	419,000
4.4	OTHER MOVEMENTS
	(a) Contributions by Owners	136,000	107,000
	(b) Distributions to Owners	(291,000)	(282,000)
	(c) Other	1,000	—
4.5	EQUITY AT BEGINNING OF NINE MONTHS	1,767,000	1,328,000
4.6	EQUITY AT END OF NINE MONTHS	2,160,000	1,572,000

		EARNINGS PER SECURITY
		Current nine months $NZ’000	Previous corresponding nine months $NZ’000
5.	EARNINGS PER SECURITY
	Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
	(a) Basic EPS	31.1	26.5
	(b) Diluted EPS (if materially different from (a))	N/A	N/A
6.	MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:
	(a) Name of subsidiary or group of subsidiaries	—
	(b) Percentage of ownership acquired	—
	(c) Contribution to consolidated net *Surplus (Deficit) (item 1.4)	—
	(d) Date from which such contribution has been calculated	—

4 of 12

7.	MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:
	(a) Name of subsidiary or group of subsidiaries	—
	(b) Contribution of subsidiaries to consolidated net Surplus (Deficit) (item 1.4)	—
	(c) Date to which such contribution has been calculated	—
	(d) Contribution to consolidated net Surplus (Deficit) (item 1.4) for the previous corresponding nine months	—
	(e) Contribution to consolidated net Surplus (Deficit) (item 1.4) from sale of subsidiary	—

8.	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS – Refer Annexure 1

Information on the industry and geographical segments of the Listed Issuer to be reported for the nine monthsin accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the nine months report.

SEGMENTS

Industry

•	Operating revenue:

•	Sales to customer outside the group

•	Intersegment sales

•	Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c)]

•	Segment result

•	Unallocated expenses

•	Operating Surplus (Deficit) after tax [Item 1.3]

•	Segment assets

•	Unallocated assets

•	Total assets [Equal to Item 9.3]

Geographical

•	Operating revenue:

•	Sales to customer outside the group

•	Intersegment sales

•	Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c)]

•	Segment result

•	Unallocated expenses

•	Operating Surplus (Deficit) after tax [Item 1.3]

•	Segment assets

•	Unallocated assets

•	Total assets [Equal to Item 9.3]

5 of 12

[Note (VIII) attached has particular relevance for the preparation of this statement]		CONSOLIDATED STATEMENT OF FINANCIAL POSITION
		At end of current nine months $NZ’000	As shown in last Annual Report $NZ’000	At end of last nine months $NZ’000
9.	CURRENT ASSETS
	(a) Cash	104,000	120,000	99,000
	(b) Trade receivables	551,000	594,000	618,000
	(c) Investments	271,000	64,000	55,000
	(d) Inventories	60,000	42,000	51,000
	(e) Other assets, current	415,000	335,000	388,000
	TOTAL CURRENT ASSETS	1,401,000	1,155,000	1,211,000
9.1	NON-CURRENT ASSETS
	(a) Trade receivables	—	—	—
	(b) Investments	787,000	947,000	958,000
	(c) Inventories	—	—	—
	(d) Property, plant and equipment	4,464,000	4,635,000	4,570,000
	(e) Goodwill	934,000	980,000	950,000
	(f) Deferred Taxation Assets	—	—	—
	(g) Other Intangible Assets	41,000	38,000	38,000
	(h) Other assets, non current	—	—	—
9.2	TOTAL NON-CURRENT ASSETS	6,226,000	6,600,000	6,516,000
9.3	TOTAL ASSETS	7,627,000	7,755,000	7,727,000

6 of 12

		At end of current nine months $NZ’000		As shown in last Annual Report $NZ’000	At end of last nine months $NZ’000
9.4	CURRENT LIABILITIES
	(a) Trade Creditors	703,000		730,000	703,000
	(b) Income in advance, current	—		—	—
	(c) Secured loans	—		—	—
	(d) Unsecured loans	135,000		546,000	1,016,000
	(e) Provisions, current	—		—	—
	(f) Other liabilities, current	276,000		253,000	296,000
	TOTAL CURRENT LIABILITIES	1,114,000		1,529,000	2,015,000
9.5	NON-CURRENT LIABILITIES
	(a) Accounts payable, non-current	—		—	—
	(b) Secured loans	—		—	—
	(c) Unsecured loans	4,210,000		4,332,000	4,038,000
	(d) Provisions, non-current	—		—	—
	(e) Deferred Taxation Liability, non-current	143,000		127,000	102,000
	(f) Other liabilities, non-current	—		—	—
9.6	TOTAL NON-CURRENT LIABILITIES	4,353,000		4,459,000	4,140,000
9.7	TOTAL LIABILITIES	5,467,000		5,988,000	6,155,000
9.8	NET ASSETS	2,160,000		1,767,000	1,572,000
9.9	SHAREHOLDERS’ EQUITY
	(a) Share capital (optional)	1,844,000		1,708,000	1,669,000
	(b) Reserves (optional) (i) Deferred Compensation	2,000		1,000	—
	(ii) Foreign currency translation	(295,000)		(243,000)	(284,000)
	(c) Retained Surplus (accumulated Deficit) (optional)	607,000		299,000	182,000
9.10	SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	2,158,000		1,765,000	1,567,000
	(a) Minority equity interests in subsidiaries	2,000		2,000	5,000
9.11	TOTAL SHAREHOLDERS’ EQUITY	2,160,000		1,767,000	1,572,000
	(a) Returns on Assets (%) (EBIT divided by Total Assets)	20.3	%*	19.3%	18.8	%*
	(b) Return on Equity (%) (Net Income divided by Shareholders’ Equity)	36.9	%*	40.2%	42.4	%*
	(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders’) Equity)	71.2%		77.2%	79.7%

*	Annualised

7 of 12

[See Note (IX) attached]		CONSOLIDATED STATEMENT OF CASH FLOWS FOR the nine months
		Current nine months $NZ’000	Previous corresponding nine months $NZ’000
10.	CASH FLOWS RELATING TO OPERATING ACTIVITIES
	(a) Receipts from customers	3,958,000	3,949,000
	(b) Interest received	12,000	6,000
	(c) Dividends received	5,000	3,000
	(d) Payment to suppliers and employees	(2,246,000)	(2,316,000)
	(e) Interest paid	(263,000)	(281,000)
	(f) Income taxes paid	(248,000)	(235,000)
	(g) Other cash flows relating to operating activities	—	(5,000)
	NET OPERATING FLOWS	1,218,000	1,121,000
[See Note (IX) attached]
11.	CASH FLOWS RELATED TO INVESTING ACTIVITIES
	(a) Cash proceeds from sale of property, plant and equipment	4,000	19,000
	(b) Cash proceeds from sale of long-term investments	157,000	51,000
	(c) Loans repaid by other entities	—	—
	(d) Cash paid for purchases of property, plant and equipment	(449,000)	(442,000)
	(e) Interest paid - capitalised	(5,000)	(3,000)
	(f) Cash paid for purchases of long-term investments	(5,000)	(174,000)
	(g) Loans to other entitles	—	—
	(h) (Purchase)/sale of short-term investments - net	(204,000)	168,000
	NET INVESTING CASH FLOWS	(502,000)	(381,000)
[See Note (IX) attached]
12.	CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a) Cash proceeds from issue of shares, options, etc	11,000	—
	(b) Borrowings	—	1,000
	(c) Repayment of borrowings	(483,000)	(361,000)
	(d) Dividend paid	(206,000)	(218,000)
	(e) Other cash flows relating to financing activities	(54,000)	(145,000)
	NET FINANCING CASH FLOWS	(732,000)	(723,000)
[See Note (IX) attached]
13.	NET INCREASE (DECREASE IN CASH HELD)	(16,000)	17,000
	(a) Cash at beginning of nine months	120,000	82,000
	(b) CASH AT END OF nine months	104,000	99,000

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14.	NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

15.	RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes

Cash at the end of the nine months as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:	Current nine months $NZ’000	Previous corresponding nine months $NZ’000
Cash on hand and at bank	104,000	99,000
Deposits at call	—	—
Bank overdraft	—	—
Other (provide details eg. Term Deposits)	—	—
TOTAL = CASH AT END OF nine months [Item 13(c)]	104,000	99,000

16.	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES	EQUITY ACCOUNTED EARNIGS FROM ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

		Current nine months $NZ’000	Previous corresponding nine months $NZ’000
16.1	GROUP SHARE OF RESULTS OF ASSOCIATES	—	—
	(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX	—	—
	(b) Less Tax	—	—
	(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX	—	—
	(i) Extraordinary items	—	—
	(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	—

16.2	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a)	THE GROUP HAS A MATERIAL (FROM GROUP’S VIEWPOINT) INTEREST IN THE FOLLOWING CORPORATIONS:

Name	Percentage of ordinary shares held at end of nine months		Contribution to net *surplus (deficit) (item 1.5)
EQUITY ACCOUNTED ASSOCIATES	Current nine months $NZ’000	Previous corresponding nine months $NZ’000	Current nine months $NZ’000	Previous corresponding nine months $NZ’000
			Equity Accounted in Current Year
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
AOL|7 Pty Limited	—	33%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—
OTHER MATERIAL INTERESTS			Not Equity Accounted in Current Year

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EQUITY ACCOUNTED INVESTMENT IN ASSOCIATES
	Current nine months $NZ’000	Previous corresponding nine months $NZ’000
(b) INVESTMENT IN ASSOCIATES	—	—
Carrying value of investments in associates at beginning of half year/ full year	—	—
Share of changes in associates’ post acquisition surpluses/and reserves:	—	—
• Retained surplus	—	—
• Reserves	—	—
Net goodwill amortisation and impairment adjustments in the period	—	—
Less Dividends received in the period	—	—
Equity carrying value of investments at the end of half year/full year	—	—
Amount of goodwill included in the carrying value at end of that half year/ full year	—	—

17.	ISSUED AND QUOTED SECURITIES AT END OF CURRENT nine months

Category of Securities	Issued	Number	Quoted	Number	Cents	Paid-Up Value (if not fully paid)
PREFERENCE SHARES:
Special Right Convertible
Preference Share (“Kiwi Share”)	1		—
Issued during current nine months	NIL

ORDINARY SHARES
At beginning of current nine months	1,905,326,320	1,905,326,320
Issued during current nine months	26,583,124	26,583,124
At end of current nine months	1,931,909,444	1,931,909,444

CONVERTIBLE NOTES
Convertible at $8.275 per share	$300m
Issued during current nine months	NIL

OPTIONS:
			Exercise Price Weighted average	Expiry Date
Issued during current nine months		5,113,969	$3.982	Dec 2003 - Sep 2009
DEBENTURES – Total only:	$420m
UNSECURED NOTES – Totals only:	$326m
OTHER SECURITIES

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

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18. COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the pages attached to this report.

(a)	Material factors affecting the revenues and expenses of the group for the current nine months

Refer Management Commentary

(b)	Significant trends or events since end of current nine months

Refer Management Commentary

(c)	Changes in accounting policies since last Annual Report and/ or last Half Yearly Report to be disclosed

Nil

(d)	Critical Accounting Policies – Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Valuation of goodwill	Accounting for fixed assets	Accounting for interconnection revenues and expenses
Valuation of investments	Provision for doubtful debts	Accounting for income taxes

(e)	Management’s discussion and analysis of financial condition, result, and/or operations (optional) – this section should contain forward looking statements that should outline where these involved risk and uncertainty.

Refer Management Commentary

(f)	Other Comments

Refer Management Commentary

19. DIVIDEND

(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share: 5.93%

(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share) : 3.98%

20. ANNUAL MEETING (If full year report)

(a)	To be held at

(b)	Date 200 Time

(c)	Approximate date of availability of Annual Report

If this nine monthsreport was approved by resolution of the Board of Directors, please indicate date of meeting:		6 May 2004
(date)

(Signed by) Authorised Officer of Listed Issuer	(date)

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NOTES

[Not to be faxed to NZX]

[THESE NOTES ARE DEEMED TO FORM PART OF THIS FORM AND ARE FOR THE PURPOSES OF COMPLETING IT]

(I)	INTERPRETATION AND DEFINITIONS

1.1	“Operating revenue” and “trading revenue” (or its equivalent) and “other revenue” are set out in accordance with generally accepted accounting practice.

1.1(b)	“Other revenue” excludes extraordinary revenue items.

1.2	“Operating surplus (deficit) before tax” is before minority interests and extraordinary items, but is after interest on borrowings, depreciation and amortisation have been deducted.

1.3(a) “Extraordinary Items after tax” is as defined in FRS7

5(a)	“Basic EPS” means the portion of the Issuer’s profit allocated to each outstanding share of common stock. Calculated by dividing the Issuer’s earnings by the number of shares the Issuer has on issue.

5(b)	“Diluted EPS” means the earnings per share if all convertible securities were exercised.

(II)	COMPARATIVE FIGURES: Listed Issuers should not reopen the previous corresponding half year’s/full year’s accounts but, for comparative purposes, should notionally adjust the previous corresponding half year’s/full year’s figures where necessary so as to give a valid comparison between the previous corresponding half year’s/full year’s and this half year’s/full year’s figures. Where notional adjustment is made, a note to that effect should be included in the report to the NZX.

(III)	TAX EFFECT ACCOUNTING: Where tax effect accounting has been adopted in this half year/full year the previous corresponding half year’s/full year’s figures should be notionally adjusted on the same basis so as to give a valid comparison between the previous corresponding half year’s/full year’s and this half year’s/full year’s figures.

(IV)	ADDITIONAL INFORMATION: Any Listed Issuer wishing to disclose further information regarding any matter is encouraged to do so and should provide it in the form of a note to be attached to this report. In addition, the necessity to provide the above information pursuant to the NZX Listing Rules shall in no way inhibit Listed Issuers from issuing reports more frequently.

(V)	ROUNDING OF FIGURES: The format of this report anticipates that Listed Issuers in normal circumstances will set out the information required to the nearest $1,000. However, provided the $NZ’000 headings are amended, Listed Issuers may report exact figures when this is considered appropriate.

(VI)	INCOME TAX: Where the amount provided for income tax in this half year/full year report differs, or but for compensatory items would differ, by more than 15 per cent from the amount of income tax prima facie payable on the profit before tax, the Listed Issuer shall set forth an explanation in a note to this half year/full year report. The note shall state, inter alia, the major items responsible for the difference and the amounts of such items.

(VII)	ITEMS 6 and 7: ACQUISITION AND DISPOSALS OF SUBSIDIARIES: are required to be disclosed where they have a material effect on consolidated accounts and comparisons with the corresponding half year/full year. Without limiting the meaning of “material” in any way, details must be shown where the contribution for each subsidiary or group of subsidiaries acquired or disposed of during the current half year/full year increased or decreased the Listed Issuer’s group operating surplus (deficit) and extraordinary items after tax by more than 10 per cent compared with the previous corresponding half year/full year.

(VIII)	STATEMENT OF Financial Position

(a)	THE FORMAT for this statement should be followed as closely as possible. However, additional items may be added where it is believed that greater clarity of exposition will be achieved, and banking institutions may substitute a clear liquidity ranking for the Current/Non-Current classification if they wish.

(b)	COMPARATIVE FIGURES Where seasonal influences are pronounced, Listed Issuers may, if they wish, include figures from the previous half year (as well as those from the Annual Report) in the Statement of Assets, Liabilities and Shareholders’ Equity.

(c)	BASIS OF REVALUATIONS Where there have been material revaluations of non-current assets (including investments) since the last Annual Report, there shall be attached to this report a summary description of the basis of revaluation adopted. This description shall follow the requirements of FRS-3: Accounting for Property Plant and Equipment and SSAP:17: Accounting for Investment Properties and Properties Intended for Sale. Where the Listed Issuer has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required in this report.

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(IX)	STATEMENT OF CASH FLOWS: For definitions of “cash” and other terms used in this statement, refer to FRS-10: Statement of Cash Flows. Although Listed Issuers are requested to follow the format shown on the form as closely as possible, variations are permitted where directors believe that this form of presentation is inappropriate for the Listed Issuer and the format adopted is acceptable under the standard.

(X)	STATEMENT BY LISTED ISSUER: If it has been stated in the preamble on page one that this half year/full year report does not give a true and fair view of the matters disclosed because of the required compliance with generally accepted accounting practice, the Listed Issuer shall attach a statement providing such information and explanations as will give a true and fair view of those matters.

(XI)	PROPERTY OWNING ENTITIES AND OTHER ENTITIES: Profit to date recognized on development properties should be reported as part of Item 1.2(a), with greater disclosure in lines 1.2 and section 3 where material. Where an entity has adopted as its accounting policy the recognition of unrealized net changes in the value of investment properties through its statement of financial performance, then this amount is to be reported at Item 1.3(b). Where an entity consistently adopts the alternative accounting policy of recognizing unrealised net changes in the value of investment properties in its investment property revaluation reserve, then this amount is to be recorded in the statement of movements in equity at Item 4; except to the extent that there is an insufficient balance in the investment property revaluation reserve to cover a deficit, in which event the uncovered deficit should be reported at Item 1.3(b).

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Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the nine months ended 31 March 2004

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	2,860	1,106	38	28	4,032
Internal revenue	—	—	—	—	—

Total revenue	2,860	1,106	38	28	4,032
Segment result	1,151	13	4	(4)	1,164
Segment assets	4,784	1,477	1,051	315	7,627

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	2,267	509	120	519	580	9	28	4,032
Internal revenue	20	3	159	—	18	—	(200)	—

Total revenue	2,287	512	279	519	598	9	(172)	4,032
Segment result	1,117	90	28	(9)	7	(109)	40	1,164
Segment assets	3,114	636	264	521	747	2,766	(421)	7,627

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the nine months ended 31 March 2003

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	2,735	1,106	56	—	3,897
Internal revenue	—	—	—	—	—

Total revenue	2,735	1,106	56	—	3,897
Segment result	1,023	11	15	39	1,088
Segment assets	4,748	1,394	883	702	7,727

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	2,183	464	163	507	575	5	—	3,897
Internal revenue	20	3	144	1	22	—	(190)	—

Total revenue	2,203	467	307	508	597	5	(190)	3,897
Segment result	1,069	83	29	11	(3)	(101)	—	1,088
Segment assets	3,346	1,015	761	466	953	1,809	(623)	7,727

Appendix 7 of Listing Rules	TO FAX ++64-4-473-1470
Notice of event affecting securities	Number of pages including this one
NZX Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.	(Please provide any other relevant	1
For change to allotment, Listing Rule 7.12.1, a separate advice is required.	details on additional pages)

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors resolution	DIRECTORS’ RESOLUTION

Contact phone number	(04) 498 9293	Contact fax number	(04) 498 9430	Date	6 / 05 / 04

Nature of event Tick as appropriate	Bonus Issue ☐	If ticked, state whether: Taxable ☐	/Non Taxable ☐	Conversion ☐	Interest ☐	Rights Issue Renouncable ☐

Rights Issue non-renouncable ☐	Capital change ☐	Call ☐	Dividend ✓	If ticked, state whether: Interim ✓	Full Year ☐	Special ☐

EXISTING securities affected by this event.            If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4

If unknown, contact NZSE

Details of securities issued pursuant to this event.	If more than one security is to be issued, use a separate form for each.

Description of the class of securities	ISIN

If unknown, contact NZSE

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g for	for

Conversion, Maturity, Call Payable or Exercise Date	/ /		Treatment of Fractions

	Enter N/A if not applicable	Tick if pari passu	OR	provide an explanation of the ranking

Strike price per security for any issue in lieu or date strike price available.

Monies Associated with Event             Dividend payable, Call payable, Exercise price, Conversion price, Redemption price,

                                                                     Application money.

	In dollars and cents

Amount per	7.5 CENTS	Source of Payment	RETAINED EARNINGS

Currency	NEW ZEALAND DOLLARS		Supplementary dividend details - Listing Rule 7.12.7	Amount per security	$0.013235

Total monies	$144,893,208			Date Payable	11 / 06 / 04

Taxation		Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	$ N/A	Resident Withholding Tax	$ NIL	Credits (Give Details) Imputation	$0.036940

Timing            (Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	28 / 05 / 04 AUST & NZ 27 / 05 / 04 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	11 / 06 / 04 AUST & NZ 18 / 06 / 04 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY Ex Date: Commence Quoting Rights: Cease Quoting Rights 5pm: Commence Quoting New Securities: Cease Quoting Old Security 5pm:	Security Code: Security Code:

7 May 2004

Turbo-charging the broadband drive for Kiwis

New Zealanders are set for a dramatic rise in the world’s broadband stakes.

Telecom has signed up to a strategy to get broadband into 250,000 New Zealand homes by the end of 2005, Telecom Chief Executive Theresa Gattung said today.

“Uptake of broadband has really taken off since we launched our new plans last month.

“Record numbers of customers are signing up to the new plans which include a $39.95 entry level plan, an all-you-can eat flat rate plan and easier installation.

“Now we’re turning up the volume even more to get it out there to as many New Zealanders as possible.”

Ms Gattung said an integrated team from across Telecom had been pulled together to work on the 250,000 target. Telecom would also work closely with wholesalers and resellers who will play an increasingly significant role in driving broadband uptake.

“The target is going to be a big ask, but it is baked into our business plan and we will invest a lot of money and resources into making it happen.”

Telecom will be committing more than $100 million from its existing capex budget over the next three years to drive broadband. This will be invested in initiatives which will be designed to make it easier, cheaper and more attractive for customers to make the switch to broadband.

“We’ve already made the investment to get broadband available to more than 90% of our customers and with satellite coming soon it will be available to virtually 100%. So the time is right now to shift the focus to customer initiatives that will lift the appeal of broadband,” Ms Gattung said.

At 31 March 2004 Telecom had 103,000 JetStream customers – 66,000 residential and 37,000 business customers. Over the last 12 months, JetStream numbers have grown by 66%, or 42,000. Ms Gattung said Telecom was well on track to reach its current target of 100,000 residential broadband customers by the end of 2004.

“New Zealand businesses have been earlier than many countries to get into broadband. Now it’s taking off at home as well,” Ms Gattung said.

“As well as ramping up our own marketing we’re going to be working with many players in the industry.

“The developing wholesale scene and the unbundled bitstream service (UBS) and unbundled partial circuits (UPC) offers which we are now building are going to add a lot of momentum to the broadband push.

“We expect that just on a third of all DSL connections will be sold through a combination of wholesaling by other carriers and resale by other ISPs. There’s no doubt that competition is boosting take-up of broadband and encouraging more and more focus on delivering what customers really want,” Ms Gattung said.

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303